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farrahshort@paulhastings.com

SEC MAIL PROCESSING RECEIVED SEP 11 2007 WASH. D.C. 209 SECTION

September 11, 2007

32724.00020

EXEMPTION FILE NUMBER: 82-34717

BY HAND DELIVERY

PROCESSED SEP 26 2007 THOMSON FINANCIAL SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of August 2007, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be

dlw 9/20

deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

Farrah C. Short

Farrah C. Short
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 74924030.6

Schedule 1

Information Published, Filed or Distributed during August 2007

1. Overview of Consolidated Performance in the First Quarter of the Fiscal Year Ending March 31, 2008(April 1, 2007 to June 30, 2007) (Exhibit 1)

2. Outline of Consolidated Performance for the First Quarter of the Fiscal Year ending March 31, 2008, and Upward Revision of Consolidated Performance Projection for the Fiscal Year as a whole (Exhibit 2)

3. First Quarter of FY2008.3 Performance Outline (Exhibit 3)

4. Shelf Registration of Stock Acquisition Rights without Compensation (Exhibit 4)

5. Shelf Registration of Stock Acquisition Rights to the Kanto Local Finance Bureau (Exhibit 5)

6. Analyst and Investor Briefing on the First Quarter of the Fiscal Year Ending March 31, 2008 (FY2008.3) (Exhibit 6)

7. Annual Report 2007(Exhibit 7-1) with Financial Report 2007 (Exhibit 7-2)

Exhibit 1

YAMAHA CORPORATION

Overview of Consolidated Performance in the First Quarter of the Fiscal Year Ending March 31, 2008 (April 1, 2007, to June 30, 2007)

August 1, 2007

Company name:	YAMAHA CORPORATION (URL http://www.global.yamaha.com/ir/report/)
Code number:	7951
Address of headquarters:	10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka 430-8650, Japan
Representative director:	Mitsuru Umemura, President and Representative Director
For further information, please contact:	Fumio Umeda, Accounting and Finance Manager
Telephone:	+81 53 460 2141
Stock listings:	Tokyo Stock Exchange (First Section)

1. OVERVIEW OF CONSOLIDATED PERFORMANCE IN THE FIRST QUARTER OF FY2008.3 (April 1, 2007, to June 30, 2007)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
First quarter of FY2008.3	¥135,161	6.7%	¥ 7,272	8.0 %	¥ 7,503	(40.8)%
First quarter of FY2007.3	¥126,664	2.1%	¥ 6,731	(2.1)%	¥12,664	9.2 %
(Reference) FY2007.3	¥550,361		¥27,685		¥42,626	

	Net income		Net income per share	Net income per share after full dilution
	Millions of yen	% change from the previous fiscal year	Yen	Yen
First quarter of FY2008.3	¥23,245	131.9%	¥112.68	¥ —
First quarter of FY2007.3	¥10,022	1.9%	¥ 48.62	¥ 48.58
(Reference) FY2007.3	¥27,866		¥135.19	¥135.11

(2) Consolidated Financial Data

	Total assets	Net Assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
First quarter of FY2008.3	¥657,450	¥403,993	60.7%	¥1,933.05
First quarter of FY2007.3	¥527,230	¥327,857	61.4%	¥1,569.50
(Reference) FY2007.3	¥559,031	¥351,398	62.0%	¥1,680.91

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First quarter of FY2008.3	¥(5,465)	¥55,109	¥(6,389)	¥90,755
First quarter of FY2007.3	¥ 335	¥ (6,777)	¥ (646)	¥28,365
(Reference) FY2007.3	¥39,732	¥(22,427)	¥(8,246)	¥45,926

2. CONSOLIDATED OUTLOOK FOR FY2008.3 (April 1, 2007, to March 31, 2008)

	Net sales		Operating income		Recurring profit	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
FY2008.3 interim period (Ended Sept. 30, 2007)	¥280,500	6.0%	¥17,500	26.4%	¥17,000	(25.9)%
FY2008.3	¥557,000	1.2%	¥32,000	15.6%	¥30,000	(29.6)%

	Net income		Net income per share
	Millions of yen	% change from the previous fiscal year	Yen
FY2008.3 interim period (Ended Sept. 30, 2007)	¥30,000	71.7%	¥ 145.42
FY2008.3	¥35,500	27.4%	¥172.08

3. OTHER MATTERS

(1) Changes in status of material subsidiaries during the quarter under review (Companies newly consolidated or removed from consolidation): None
(2) Whether the Company has adopted simplified accounting methods: Yes
(3) Differences in consolidated accounting policies from the fiscal year ended March 31, 2007: Yes

Note: For further details, please refer to the item "(4) Other Matters" on page 4 in the section "Commentary on Consolidated Operating Results and Financial Condition".

* Explanation of the appropriate use of performance forecasts and other related items
Forecasts of consolidated performance shown on this page were prepared based on information available at the time of the forecast. Actual consolidated performance may differ from forecasts owing to a wide range of factors. For further information, please refer to page 4.

4. COMMENTARY ON CONSOLIDATED OPERATING RESULTS AND FINANCIAL CONDITION

(1) Consolidated Operating Results

During the first quarter of the fiscal year (April 1, 2007, to June 30, 2007), sales of musical instruments remained firm, in part because of weakness of the yen against other currencies, and sales of others segments were also favorable. As a result, Yamaha's consolidated net sales rose 6.7% year on year, to ¥135.2 billion. Of this total, domestic sales rose 3.0%, to ¥76.1 billion, and overseas sales increased 12.0%, to ¥59.1 billion.

Regarding product categories by segment, within the musical instruments segment, sales of pianos, digital pianos, and other electronic musical instruments as well as professional audio equipment rose, while revenues from music schools also increased.

In the AV/IT segment, sales of home theater related products and information and telecommunications equipment declined.

Within the electronic equipment and metal products segment, although sales of semiconductors declined, revenues from electronic metal products posted a gain.

In the recreation segment, sales were down, but revenues from the lifestyle-related products and others segments expanded.

Turning to profits, as a result of the increase in income of musical instruments and other factors, operating income rose 8.0%, to ¥7.3 billion. As a result of the sale of a portion of the Company's shares held in Yamaha Motor Co., Ltd., that company was excluded from the scope of consolidation under the equity method, and, as a result, recurring profit declined 40.8%, to ¥7.5 billion. However, as a consequence of the sale of a portion of Yamaha Motor shares, the Company reported an extraordinary gain from the sale of securities, and net income rose 131.9%, to ¥23.2 billion.

(2) Consolidated Financial Condition

Regarding cash flows for the first quarter of the fiscal year (April 1, 2007, to June 30, 2007), after taking account of the increase in inventories and income taxes paid, net cash used in operating activities amounted to ¥5.5 billion.

Among cash flows from investing activities, the Company reported gains from the sale of an affiliated company, as previously mentioned, and recorded a cash flow provided by investing activities of ¥55.1 billion.

Among cash flows used in financing activities, the Company used ¥6.4 billion for the refunding of resort membership deposits, and other finance-related activities.

As a result of these movements in cash flows, cash and cash equivalents at the end of the quarter amounted to ¥90.8 billion, ¥44.9 billion higher than at the beginning of the quarter.

(3) Commentary on Consolidated Outlook

The outlook on a consolidated basis for the interim period of fiscal year ending March 31, 2008, calls for higher net sales and net income than the outlook issued previously for this period, owing to higher sales for the musical instruments and electronic equipment and metal products segment as well as higher income in the musical instruments segment.

In addition, the outlook on a consolidated basis for the full fiscal year ending March 31, 2008, calls for higher net sales and net income than the outlook issued previously for this period. Although a decline is forecast for sales in the AV/IT segment for this period, overall sales and income will rise owing to higher sales for the musical instruments and others segment and higher income in the musical instruments segment.

Outlook for the interim period FY2008.3 (April 1, 2007, to September 30, 2007)

First half of FY2008.3 (April 1, 2007, to September 30, 2007) (Millions of yen)

	Net sales	Operating income	Recurring profit	Net income
Previously announced outlook (A)	¥272,000	¥15,000	¥14,000	¥24,000
Revised outlook (B)	280,500	17,500	17,000	30,000
Change (B–A)	8,500	2,500	3,000	6,000
% change	3.1	16.7	21.4	25.0
Results from the previous term (Interim period FY2007.3)	¥264,517	¥13,840	¥22,931	¥17,471

Outlook for FY2008.3 (April 1, 2007, to March 31, 2008)

FY2008.3 (April 1, 2007, to March 31, 2008) (Millions of yen)

	Net sales	Operating income	Recurring profit	Net income
Previously announced outlook (A)	¥551,000	¥30,000	¥27,000	¥32,500
Revised outlook (B)	557,000	32,000	30,000	35,500
Change (B–A)	6,000	2,000	3,000	3,000
% change	1.1	6.7	11.1	9.2
Results from the previous term (FY2007.3)	¥550,361	¥27,685	¥42,626	¥27,866

Some portions of the content of this document are forward-looking statements that are based on forecasts and plans regarding future developments. Accordingly, actual results and performance may differ from the outlook presented here, depending on risk and uncertainty factors.

(4) Other Matters

(a) Changes in the status of material subsidiaries during the quarter under review (Companies newly consolidated or removed from consolidation): None

(b) Whether the Company has used simplified accounting methods:
(i) Depreciation expenses represent the portion of total planned annual depreciation as of the end of the quarter.
(ii) A simplified method is used to calculate tax expenses.

(c) Differences in accounting policies from the fiscal year ended March 31, 2007:
Method for accounting for the depreciation of tangible fixed assets
Accompanying the implementation of tax reforms that became effective in fiscal 2007, Yamaha Corporation and its domestic subsidiaries have calculated depreciation for tangible assets acquired on or after April 1, 2007 by applying the depreciation rate that would be employed under the straight-line method time 2.5 to the declining balance formula for calculating depreciation.
Please note that for those tangible assets acquired on or before March 31, 2007, which have been fully depreciated down to the legally specified limit, the residual value will be depreciated in equal amount over a five-year period.
As a result of this accounting change, depreciation for the quarter under review was ¥580 million higher than it would have been under the previous method of depreciation.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Consolidated Balance Sheets

	First quarter of FY2008.3 (as of June 30, 2007)	First quarter of FY2007.3 (as of June 30, 2006)	Increase (decrease)		FY2007.3 (as of March 31, 2007)
	Millions of yen	Millions of yen	Millions of yen	%	Millions of yen
ASSETS					
Current assets					
Cash and bank deposits	¥ 92,162	¥ 29,400	¥62,762	213.5	¥46,702
Notes and accounts receivable	80,863	73,013	7,850	10.8	78,669
Inventories	91,356	84,456	6,900	8.2	82,214
Other current assets	26,959	23,850	3,109	13.0	23,447
Total current assets	291,341	210,720	80,621	38.3	231,033
Fixed assets					
Tangible assets	152,040	152,388	(348)	(0.2)	149,872
Intangible assets	2,878	3,356	(478)	(14.2)	2,951
Investments and other assets	211,190	160,765	50,425	31.4	175,174
Total fixed assets	366,109	316,509	49,600	15.7	327,998
Total assets	¥657,450	¥527,230	¥130,220	24.7	¥559,031
LIABILITIES					
Current liabilities					
Notes and accounts payable	¥46,346	¥ 42,157	¥ 4,189	9.9	¥43,165
Short-term loans	20,953	19,152	1,801	9.4	15,118
Current portion of long-term debt	4,259	4,809	(550)	(11.4)	4,301
Accrued expenses and accrued payables	38,575	34,418	4,157	12.1	54,415
Other current liabilities	40,066	17,029	23,037	135.3	19,655
Total current liabilities	150,202	117,567	32,635	27.8	136,656
Long-term liabilities					
Long-term debt	5,454	6,164	(710)	(11.5)	6,132
Accrued employees' retirement benefits	26,758	27,865	(1,107)	(4.0)	27,140
Other fixed liabilities	71,041	47,775	23,266	48.7	37,703
Total long-term liabilities	103,254	81,806	21,448	26.2	70,977
Total liabilities	253,457	199,373	54,084	27.1	207,633
NET ASSETS					
Shareholders' equity					
Common stock	¥28,534	¥ 28,534	¥—	¥—	¥28,534
Capital surplus	40,054	40,054	—	—	40,054
Retained earnings	222,295	244,660	(22,365)	(9.1)	260,555
Treasury stock, at cost	(302)	(307)	5	—	(339)
Total shareholders' equity	290,581	312,941	(22,360)	(7.1)	328,804
Valuation and translation adjustments					
Net unrealized holding gains on other securities	101,317	14,530	86,787	597.3	13,718
Loss on deferred hedges	(453)	(274)	(179)	—	(406)
Land revaluation differences	14,137	18,421	(4,284)	(23.3)	18,116
Translation adjustments	(6,796)	(22,096)	15,300	—	(13,765)
Total valuation and translation adjustments	108,205	10,580	97,625	922.7	17,662
Minority interests	5,206	4,334	872	20.1	4,931
Total net assets	403,993	327,857	76,136	23.2	351,398
Total liabilities and net assets	¥657,450	¥527,230	¥130,220	24.7	¥559,031

Note: Figures of less than ¥1 million have been omitted.

(2) Summary of Consolidated Statements of Operations

	First quarter of FY2008.3 (Apr. 1, 2007– June 30, 2007)	First quarter of FY2007.3 (Apr. 1, 2006– June 30, 2006)	Increase (Decrease)		FY2007.3 (Apr. 1, 2006– Mar. 31, 2007)
	Millions of yen	Millions of yen	Millions of yen	%	Millions of yen
Net sales	¥135,161	¥126,664	¥8,497	6.7	¥550,361
Cost of sales	85,928	80,215	5,713	7.1	352,382
Unrealized profit	0	0			1
Total gross profit	49,234	46,449	2,785	6.0	197,980
Selling, general and administrative expenses	41,961	39,717	2,244	5.6	170,295
Operating income	7,272	6,731	541	8.0	27,685
Non-operating income	1,447	7,198	(5,751)	(79.9)	21,334
Non-operating expenses	1,215	1,264	(49)	(3.9)	6,393
Recurring profit	7,503	12,664	(5,161)	(40.8)	42,626
Extraordinary income					
Gain on sale of stocks in subsidiary	27,781	–	27,781	–	–
Other	326	128	198	154.7	606
Total extraordinary income	28,107	128	27,979	–	606
Extraordinary loss	249	74	175	236.5	10,130
Income before income taxes and minority interests	35,362	12,718	22,644	178.0	33,101
Current income taxes	22,895	1,082	21,813	–	7,010
Deferred income taxes (benefit)	(10,931)	1,517	(12,448)	–	(2,268)
Minority interests	152	96	56	58.3	493
Net income	¥ 23,245	¥ 10,022	¥ 13,223	131.9	¥27,866

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Changes in Net Assets for the Quarter

First quarter of FY2008.3 (April 1, 2007, to June 30, 2007) (Millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments					Minority interests	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains on other securities	Loss on deferred hedges	Land revaluation differences	Translation adjustments	Total valuation and translation adjustments		
Balance at March 31, 2007	¥28,534	¥40,054	¥260,555	¥(339)	¥328,804	¥13,718	¥(406)	¥18,116	¥(13,765)	¥17,662	¥4,931	¥351,398
Changes during the period												
Dividends from surplus			(2,578)		(2,578)							(2,578)
Net income for the period			23,245		23,245							23,245
Changes in the scope of consolidation			(493)		(493)							(493)
Changes of interests in subsidiaries			(58,432)	43	(58,389)							(58,389)
Purchases of treasury stock				(6)	(6)							(6)
Changes, net, in items other than shareholders' equity						87,599	(47)	(3,978)	6,969	90,542	275	90,818
Total changes during the period	–	–	(38,259)	36	(38,223)	87,599	(47)	(3,978)	6,969	90,542	275	52,595
Balance at June 30, 2007	¥28,534	¥40,054	¥222,295	¥(302)	¥290,581	¥101,317	¥(453)	¥14,137	¥(6,796)	¥108,205	¥5,206	¥403,993

Note: Figures of less than ¥1 million have been omitted.

First quarter of FY2007.3 (April 1, 2006, to June 30, 2006) (Millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains on other securities	Loss on deferred hedges	Land revaluation differences	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ —	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period												
Dividends from surplus			(2,063)		(2,063)							(2,063)
Net income for the period			10,022		10,022							10,022
Changes in the scope of consolidation			(0)		(0)							(0)
Changes of interest in subsidiaries			(131)	0	(131)							(131)
Bonuses to directors and corporate auditors			(80)		(80)							(80)
Purchases of treasury stock				(5)	(5)							(5)
Changes, net, in items other than shareholders' equity						(940)	(274)	(4)	994	(224)	(137)	(362)
Total changes during the period	—	—	7,747	(5)	7,742	(940)	(274)	(4)	994	(224)	(137)	7,379
Balance at June 30, 2006	¥28,534	¥40,054	¥244,660	¥(307)	¥312,941	¥14,530	¥(274)	¥18,421	¥(22,096)	¥10,580	¥4,334	¥327,857

Note: Figures of less than ¥1 million have been omitted.

FY2007.3 (April 1, 2006, to March 31, 2007) (Millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains on other securities	Loss on deferred hedges	Land revaluation differences	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ —	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period												
Dividends from surplus			(4,126)		(4,126)							(4,126)
Net income for the period			27,866		27,866							27,866
Changes in the scope of consolidation			(0)		(0)							(0)
Changes of interest in subsidiaries			(138)	0	(138)							(138)
Reversal of reserve for land revaluation difference			121		121							121
Bonuses to directors and corporate auditors			(80)		(80)							(80)
Purchases of treasury stock				(37)	(37)							(37)
Changes, net, in items other than shareholders' equity						(1,752)	(406)	(309)	9,325	6,857	458	7,315
Total changes during the period	—	—	23,642	(37)	23,604	(1,752)	(406)	(309)	9,325	6,857	458	30,920
Balance at March 31, 2007	¥28,534	¥40,054	¥260,555	¥(339)	¥328,804	¥13,718	¥(406)	¥18,116	¥(13,765)	¥17,662	¥4,931	¥351,398

Note: Figures of less than ¥1 million have been omitted.

(4) Summary of Consolidated Statements of Cash Flows

	Millions of yen		
	First quarter of FY2008.3 (Apr. 1, 2007– June 30, 2007)	First quarter of FY2007.3 (Apr. 1, 2006– June 30, 2006)	FY2007.3 (Apr. 1, 2006– Mar. 31, 2007)
Cash flows from operating activities			
Income before income taxes and minority interests	¥35,362	¥12,718	¥33,101
Depreciation and amortization	5,594	4,838	19,956
Gain on sale of stocks in subsidiaries	(27,781)	—	—
Decrease (increase) in accounts and notes receivable—trade	(314)	(488)	(4,537)
Decrease (increase) in inventories	(6,045)	(6,623)	(2,262)
Increase in accounts and notes payable—trade	2,051	5,101	5,272
Income taxes paid and refunded	(4,699)	(1,680)	(3,978)
Other, net	(9,633)	(13,530)	(7,819)
Net cash provided by (used in) operating activities	(5,465)	335	39,732
Cash flows from investing activities			
Purchases of fixed assets	(6,013)	(7,011)	(22,863)
Proceeds from sales of fixed assets	238	244	1,094
Proceeds from sales of stocks in subsidiaries	62,508	—	—
Other, net	(1,624)	(10)	(658)
Net cash used in investing activities	55,109	(6,777)	(22,427)
Cash flows from financing activities			
Increase (decrease) in short-term debt	5,386	2,280	(1,961)
Decrease in long-term debt	(929)	(264)	(916)
Cash dividends paid	(2,578)	(2,063)	(4,126)
Other, net	(8,268)	(599)	(1,242)
Net cash used in financing activities	(6,389)	(646)	(8,246)
Effect of exchange rate changes on cash and cash equivalents	1,642	51	1,464
Net increase (decrease) in cash and cash equivalents	44,896	(7,036)	10,523
Cash and cash equivalents at beginning of period	45,926	35,434	35,434
Cash and cash equivalents arising from inclusion of subsidiaries in consolidation at beginning of period	41	—	—
Cash and cash equivalents arising from exclusion of subsidiaries in consolidation at beginning of period	(108)	(31)	(31)
Cash and cash equivalents at end of period	¥90,755	¥28,365	¥45,926

(5) Segment Information

(a) Business Segments

(First quarter of FY2008.3 (April 1, 2007, to June 30, 2007)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥81,995	¥15,244	¥14,400	¥11,425	¥3,971	¥8,124	¥135,161	¥	¥135,161
Intersegment sales or transfers			365				365	(365)	
Total sales	81,995	15,244	14,766	11,425	3,971	8,124	135,526	(365)	135,161
Operating expenses	74,796	15,583	14,287	11,522	4,403	7,661	128,254	(365)	127,889
Operating income (loss)	¥7,198	¥(339)	¥478	¥(96)	¥(432)	¥463	¥7,272	¥ —	¥7,272

(First quarter of FY2007.3 (April 1, 2006, to June 30, 2006)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥75,912	¥16,004	¥13,551	¥10,819	¥4,135	¥6,242	¥126,664	¥ —	¥126,664
Intersegment sales or transfers	—	—	440	—	—	—	440	(440)	—
Total sales	75,912	16,004	13,991	10,819	4,135	6,242	127,104	(440)	126,664
Operating expenses	70,093	15,747	12,691	10,771	4,576	6,492	120,372	(440)	119,932
Operating income (loss)	¥ 5,819	¥ 256	¥ 1,299	¥ 47	¥ (441)	¥ (250)	¥ 6,731	¥ —	¥ 6,731

(FY2007.3 (April 1, 2006, to March 31, 2007)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥325,989	¥72,823	¥54,809	¥46,573	¥ 17,800	¥ 32,365	¥550,361	¥ —	¥550,361
Intersegment sales or transfers	—	—	1,714	—	–	—	1,714	(1,714)	—
Total sales	325,989	72,823	56,524	46,573	17,800	32,365	552,076	(1,714)	550,361
Operating expenses	303,951	70,685	53,423	45,422	19,337	31,570	524,391	(1,714)	522,676
Operating income (loss)	¥ 22,037	¥ 2,137	¥ 3,101	¥ 1,150	¥(1,536)	¥ 794	¥ 27,685	¥ —	¥ 27,685

Note: Business segments: Divided into the categories of musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation and others based on consideration of similarities of product type, characteristics and market, etc.

(b) Geographical Segments

(First quarter of FY2008.3 (April 1, 2007, to June 30, 2007)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥79,580	¥19,369	¥21,415	¥14,796	¥135,161	¥ —	¥135,161
Intersegment sales or transfers	40,347	234	302	17,643	58,527	(58,527)	
Total sales	119,928	19,603	21,717	32,440	193,689	(58,527)	135,161
Operating expenses	114,764	19,018	20,602	30,221	184,607	(56,718)	127,889
Operating income	¥5,163	¥585	¥1,115	¥2,218	¥9,081	¥(1,809)	¥7,272

(First quarter of FY2007.3 (April 1, 2006, to June 30, 2006)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥ 77,551	¥18,190	¥18,602	¥12,319	¥126,664	¥ —	¥126,664
Intersegment sales or transfers	37,097	447	289	16,073	53,908	(53,908)	—
Total sales	114,648	18,638	18,892	28,393	180,572	(53,908)	126,664
Operating expenses	108,698	18,665	18,312	27,007	172,684	(52,751)	119,932
Operating income (loss)	¥ 5,950	¥ (26)	¥ 579	¥ 1,385	¥ 7,888	¥ (1,156)	¥ 6,731

(FY2007.3 (April 1, 2006, to March 31, 2007)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥307,486	¥93,131	¥95,326	¥54,418	¥550,361	¥ —	¥550,361
Intersegment sales or transfers	155,991	2,075	1,238	69,068	228,374	(228,374)	—
Total sales	463,477	95,206	96,565	123,486	778,736	(228,374)	550,361
Operating expenses	447,406	91,668	92,164	118,380	749,620	(226,944)	522,676
Operating income	¥16,071	¥3,538	¥4,400	¥ 5,105	¥29,115	¥ (1,430)	¥27,685

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania and other areas: People's Republic of China, Republic of Korea, Australia

(c) Overseas Sales

(First quarter of FY2008.3 (April 1, 2007, to June 30, 2007)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥19,385	¥21,769	¥17,912	¥59,067
Net sales				135,161
% of net sales	14.3%	16.1%	13.3%	43.7%

(First quarter of FY2007.3 (April 1, 2006, to June 30, 2006)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥18,320	¥19,093	¥15,346	¥ 52,759
Net sales	—	—	—	126,664
% of net sales	14.5%	15.1%	12.1%	41.7%

(FY2007.3 (April 1, 2006, to March 31, 2007)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥93,676	¥97,299	¥68,157	¥259,133
Net sales				¥550,361
% of net sales	17.0%	17.7%	12.4%	47.1%

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania and other areas: People's Republic of China, Republic of Korea, Australia

Exhibit 2

August 1, 2007

For immediate release

Yamaha Corporation

Outline of Consolidated Performance for the First Quarter of the Fiscal Year Ending March 31, 2008, And Upward Revision of Consolidated Performance Projection for the Fiscal Year as a Whole

Performance for the First Quarter—Sales and Earnings Higher Year on Year, Ordinary Income Reduced by Exclusion of Yamaha Motors from Scope of Consolidation under the Equity-Method

Consolidated net sales in the first quarter of the fiscal year that will end on March 31, 2008, increased 6.7%, to ¥135.2 billion. This reflected a strong performance in the musical instruments segment, which was positively affected by the depreciation of the yen, as well as sales increases in such businesses within the others segment as automotive interior components..

Consolidated operating income increased 8.0%, to ¥7.3 billion, owing to a profitability rise in the musical instruments and others segment that more than offset profitability decreases in the AV/IT product, electronic equipment and metal products, and lifestyle-related products segments. Consolidated recurring profit fell 40.8%, to ¥7.5 billion, because of a decrease in equity in earnings of affiliates that resulted from the sale of a portion of the Company's shareholding in Yamaha Motor and consequent exclusion of that company from the scope of companies accounted for by the equity method.

Largely due to extraordinary gains on the sale of shares in Yamaha Motor, net income for the first quarter was up 131.9%, to ¥23.2 billion.

Sales and Operating Income by Segment

(Figures in parentheses are changes from the same period of the previous fiscal year unless otherwise indicated.)

Musical Instruments

Sales of ¥82.0 Billion (+8.0%) and Operating Income of ¥7.2 Billion (+23.7%)

Sales of pianos, digital pianos, other electronic musical instruments, and audio equipment grew, particularly overseas. Segment sales also benefited from higher music school revenues and the effect of yen depreciation. Operating income rose year on year.

AV/IT Products

Sales of ¥15.2 Billion (–4.7%) and Operating Loss of ¥0.3 Billion (Down from ¥0.3 Billion in Operating Income)

Total segment sales declined because of a downturn in sales of home theater products and online karaoke equipment. An operating loss was recorded, compared with a moderate amount of operating income in the same period of the previous fiscal year.

Electronic Equipment and Metal Products
Sales of ¥14.4 Billion (+6.3%) and Operating Income of ¥0.5 Billion (–63.2%)

In semiconductor business, sales of mainstay LSI sound chips for mobile phones were down year on year, but sales of digital amplifiers ICs for flat-panel digital televisions and mobile phones increased. This and higher sales in the electronic metal products business led to a rise in total segment sales. Operating income was down sharply due to lower semiconductor profits.

Lifestyle-Related Products
Sales of ¥11.4 Billion (+5.6%) and Operating Loss of ¥0.1 Billion (Down from ¥0.5 Billion in Operating Income)

System bath operations faced severe challenges due to the intensifying price competition and lower unit prices, but the continued strength of system kitchen sales supported a rise in segment sales. An operating loss was recorded owing to a drop in gross profit margins.

Recreation
Sales of ¥4.0 Billion (-4.0%) and Operating Loss Approximately Unchanged at ¥0.4 Billion

Segment sales decreased. The operating loss was approximately unchanged from the level in the same period of the previous fiscal year.

Other
Sales of ¥8.1 Billion (+30.2%) and Operating Income of ¥0.5 Billion (Up from ¥0.3 Billion in Operating Loss)

Segment sales rose considerably due to increases in sales of automotive interior components, golf products, magnesium and plastic parts. The segment greatly improved its operating profitability and recorded operating income, compared with an operating loss in the same period of the previous fiscal year, mainly due to growth in sales and such factors as higher yields achieved in the manufacture of automotive interior components.

Upward Revision of Consolidated Performance Projection for the Fiscal Year as a Whole

The Company has made an upward revision to its projection of consolidated performance in the fiscal year that will end on March 31, 2008. Compared with the the projection announced on April 27, the Company now projects lower sales in the AV/IT business but higher sales in such fields as the musical instruments and others segment as well as higher profitability in such fields as the musical instruments segment. Consequently, the Company is now projecting levels of consolidated sales and profitability higher than in the previous projection. The previous projection was for net sales of ¥551.0 billion, operating income of ¥30.0 billion, recurring profit of ¥27.0 billion, and net income of ¥32.5 billion. The new projection is for net sales of ¥557.0 billion, operating income of ¥32.0 billion, recurring profit of ¥30.0 billion, and net income of ¥35.5 billion.

Note: Figures have been rounded to the nearest ¥0.1 billion. Figures in parentheses represent change from the same period of the previous fiscal year.

For further information, please contact:

Yamaha Corporation
Public Relations Division, Public Relations Group,
17-11, Takanawa 2-chome, Minato-ku, Tokyo 108-8568
(Telephone: 81-3-5488-6601)

First Quarter of FY2008.3 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	1Q Initial Projections (May 23, 2007) FY2008.3	1Q Results FY2008.3	1Q Results (Previous Year) FY2007.3	Projections FY2008.3	Results (Previous Year) FY2007.3
Net Sales	130.8	135.2	126.7	557.0	550.4
Japan Sales	73.9 (56.5%)	76.1 (56.3%)	73.9 (58.3%)	279.1 (50.1%)	291.3 (52.9%)
Overseas Sales	56.9 (43.5%)	59.1 (43.7%)	52.8 (41.7%)	277.9 (49.9%)	259.1 (47.1%)
Operating Income	6.0 (4.6%)	7.3 (5.4%)	6.7 (5.3%)	32.0 (5.7%)	27.7 (5.0%)
Recurring Profit	5.2 (4.0%)	7.5 (5.5%)	12.7 (10.0%)	30.0 (5.4%)	42.6 (7.7%)
Net Income	21.0 (16.1%)	23.2 (17.2%)	10.0 (7.9%)	35.5 (6.4%)	27.9 (5.1%)
Currency Exchange Rate(=yen)	115/US$ 148/EUR	120/US$ 156/EUR	115/US$ 139/EUR	116/US$ 155/EUR	117/US$ 144/EUR
ROE(*1)	–	25.0%	12.5%	9.6%	8.4%
ROA(*2)	–	15.3%	7.7%	5.9%	5.2%
Earnings per share	–	112.7yens	48.6yens	172.1yens	135.2yens
Capital Expenditure	–	6.5	6.8	26.0	25.2
(Depreciation)	–	(5.6)	(4.8)	(22.1)	(20.0)
R&D Expenditure	–	6.1	5.8	24.5	24.2
Free Cash Flow					
Operating Activities	–	–5.5	0.3	35.4	39.7
Investing Activities	–	55.1	–6.8	44.9	–22.4
Total	–	49.6	–6.4	80.3	17.3
Inventories at end of period	84.0	91.4	84.5	73.3	82.2
No. of Employees					
Japan	12,010	11,836	11,909	10,774	11,644
Overseas	14,460	14,744	14,027	15,050	14,348
Total(*3)	26,470	26,580	25,936	25,824	25,992
(Newly consolidated)		(26)		(27)	
Sales by Business Segment					
Musical Instruments	79.5 (60.8%)	82.0 (60.7%)	75.9 (59.9%)	342.5 (61.5%)	326.0 (59.2%)
AV/IT	15.0 (11.5%)	15.2 (11.2%)	16.0 (12.6%)	76.0 (13.6%)	72.8 (13.2%)
Electronic Equipment and Metal Products	12.9 (9.8%)	14.4 (10.7%)	13.6 (10.7%)	47.0 (8.4%)	54.8 (10.0%)
Lifestyle-Related Products	11.9 (9.1%)	11.4 (8.4%)	10.8 (8.5%)	49.0 (8.8%)	46.6 (8.5%)
Recreation	4.3 (3.3%)	4.0 (3.0%)	4.1 (3.2%)	11.5 (2.1%)	17.8 (3.2%)
Others	7.2 (5.5%)	8.2 (6.0%)	6.2 (4.9%)	31.0 (5.6%)	32.4 (5.9%)
Operating Income by Business Segment					
Musical Instruments	6.4	7.2	5.8	27.0	22.0
AV/IT	–0.7	–0.3	0.3	1.3	2.1
Electronic Equipment and Metal Products	–0.1	0.5	1.3	1.5	3.1
Lifestyle-Related Products	0.2	–0.1	0.0	1.5	1.2
Recreation	–0.2	–0.4	–0.4	–0.8	–1.5
Others	0.4	0.4	–0.3	1.5	0.8

Non-Consolidated Basis

	1Q Results FY2008.3	1Q Results (Previous Year) FY2007.3	Results (Previous Year) FY2007.3
Net Sales	82.1	82.3	323.0
Operating Income	5.3 (6.5%)	5.6 (6.8%)	12.6 (3.9%)
Recurring Profit	6.4 (7.8%)	6.5 (7.9%)	19.9 (6.1%)
Net Income	53.9 (65.7%)	4.5 (5.5%)	11.3 (3.5%)

* 1,2 The ROE and ROA are calculated on an annually adjusted basis.

* 3 Number of Employees = Number of employees at end of period

The forward-looking statements in this document contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

Exhibit 4

August 1, 2007

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of the Tokyo Stock Exchange)

Shelf Registration of Stock Acquisition Rights Without Compensation

On August 1, 2007, Yamaha Corporation's Board of Directors approved a resolution to proceed with the shelf registration of stock acquisition rights without compensation . Details are as described below.

Details of the Share Warrant Shelf Registration

1. Type of security offered	Stock acquisition rights
2. Scheduled issuance period	From the scheduled date of shelf registration to the day two year from that date (August 9, 2007, to August 8, 2009)
3. Offering method	The issuance of stock acquisition rights without compensation
4. Scheduled offering value	¥206 million (This figure is an estimate made at the time of the shelf registration of the total sum to be paid upon the exercise of the stock acquisition rights . This payment amount is calculated based on a price of one yen per share of the Company's stock at the time of the exercise of the stock acquisition rights .)

Having obtained the approval of its shareholders at the Regular General Meeting of Shareholders for its 183rd fiscal period, Yamaha has introduced its "Measures for the Large Purchase of Company Shares (Anti-Takeover Measures)" plan (hereinafter, "the Plan"). The upcoming stock acquisition rights shelf registration will enable Yamaha, when it implements the Plan, to flexibly issue the stock acquisition rights without compensation .

For more information on the Plan, please see the following news release at Yamaha's website.

http://www.global.yamaha.com/news/2007/20070427b.html
[April 27, 2007]
On the Introduction of Measures for the Large Purchase of Company Shares (Anti-Takeover Measures)

Exhibit 5

(Translation Only)

[Cover]

[Issuance Register Number]	19-Kanto131
[Documents Submitted]	Issuance registration document
[Filed to]	Director General of the Kanto Local Finance Bureau
[Filing Date]	August 1, 2007
[Company Name]	Yamaha Kabushiki Kaisha
[Company Name (in English)]	YAMAHA CORPORATION
[Position and Name of Representative]	President and Representative Director, Mitsuru Umemura
[Location of Head Office]	10-1 Nakazawa-cho, Naka-ku, Hamamatsu
[Telephone Number]	(053) 460-2141
[Contact for Communications]	General Manager, Accounting and Finance Division, Fumio Umeda
[Nearest Contact]	17-11, Takanawa 2-chome, Minato-ku, Tokyo Yamaha Corporation, Business Accounting Center
[Telephone Number]	(03) 5488-6611
[Contact for Communications]	Manager, Business Accounting Center, Kazunari Suto
[Class of Securities to be Publicly Offered Subject to the Issuance Register]	Stock Acquisition Right certificate
[Scheduled Issuance Period]	The date marking the passage of two years from the scheduled date on which the registration of issuance takes effect through the submittal of the issuance registration document (From August 9, 2007 to August 8, 2009)
[Scheduled Issuance Amount]	0 yen (Note 1) 206,000,000 yen (Note 2) Notes: 1. Total issue prices of the Stock Acquisition Right certificates 2. Total issue prices of the Stock

	Acquisition Right certificates plus the total amount to be paid upon the exercise of the Stock Acquisition Rights
[Matters on Operations for Stability]	Not applicable
[Places Where Available for Inspection]	Yamaha Corporation, Business Accounting Center (17-11, Takanawa 2-chome, Minato-ku, Tokyo) Yamaha Corporation, Business Office Administrative Center, Osaka Office (12-9, Minamisenba 3-chome, Chuo-ku, Osaka) Tokyo Stock Exchange, Inc. (2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo)

Part I. [Security Information]

1. [Outline of the Public Offering]

Every time the securities of the Company are acquired through a public offering, the Company will state matters in the revised issuance registration document or the supplemental issuance registration document, except for the matters prescribed below.

1 Newly issued Stock Acquisition Right certificates

(1) [Terms of the public offering]

Number of issuance	To be determined (Note 1)
Total issue price	0 yen
Issue price	0 yen
Application fee	To be determined
Application unit	One
Application period	To be determined
Advance on application	Not applicable
Place handling the application	To be determined
Issuance date	To be determined
Payment date	Not applicable (Note 2)
Place handling the payment	Not applicable

Notes: 1. One Stock Acquisition Right will be granted for each share (except for the common stock of the Company held by the Company) held by shareholders recorded in the final register of shareholders or the final register of beneficial shareholders on a specific date set forth by the Board of Directors upon the determination of the issuance of the Stock Acquisition Rights.

2. Because the Stock Acquisition Rights will be granted without compensation, there will be no payment date.

(2) [Details, etc. on the Stock Acquisition Rights to be issued]

Class of shares to be issued or transferred upon the exercise of the Stock Acquisition Rights	Yamaha Corporation, Common stock
Number of shares to be issued or transferred upon the exercise of the	One share shall be granted for each Stock Acquisition Right exercised.

Stock Acquisition Rights	
Payment price upon the exercise of the Stock Acquisition Rights	To be determined (Note 1)
Total issue price of shares upon the issuance of shares by the exercise of the Stock Acquisition Rights	To be determined
Issue price of shares and the amount transferred to capital stock upon the issuance of shares by the exercise of the Stock Acquisition Rights	To be determined
Exercise period for the Stock Acquisition Rights	To be determined (Note 2)
Offices accepting requests for the exercise of the Stock Acquisition Rights, its agent offices, and places handling payment for the Stock Acquisition Rights	To be determined
Exercise conditions for the Stock Acquisition Rights	To be determined (Note 2)
Reasons and conditions for the acquisition of the Stock Acquisition Rights held by the Company	To be determined (Note 2)
Transfer of the Stock Acquisition Rights	Stock Acquisition Rights may only be transferred with the approval of the Board of Directors.
Substitute payment	Not applicable
Issuance of Stock Acquisition Rights arising from corporate reorganization	Not applicable

Notes: 1. The consideration to be paid upon the exercise of the Stock Acquisition Rights shall be money, and the amount per share of the Company to be paid upon the exercise of the Stock Acquisition Rights shall be equal the amount determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation, within the range from ¥1 at minimum to half of the market price of one share of stock of the Company at maximum.

2. This shall be determined by the Board of Directors. Upon consideration

of effect as a countermeasure prescribed in the following "3. Special Notices of Public Offering or Secondary Offering," the Company may set forth the exercise period, exercise conditions, acquisition provisions, and acquisition conditions.

(3) [Underwriting of Stock Acquisition Rights]
Not applicable

2 [Purpose of use of proceeds obtained through new issuance]
(1) [Amount of proceeds obtained through new issuance]
Stock Acquisition Rights will be granted without compensation, and proceeds will not be accrued by the issuance itself. The payment upon the exercise of the Stock Acquisition Rights depends on the decision of each Stock Acquisition Rights holder, hence the proceeds from payment upon the exercise of the Stock Acquisition Rights have yet to be determined.
(2) [Purpose of use of the proceeds]
To be determined

2. [Outline of Secondary Offering]

Not applicable

3. [Special Notices of Public Offering or Secondary Offering]

Details of The Measures for Large-Scale Purchases of Company Shares (Anti-Takeover Measures)are as follows.

1. Basic Policy on the Composition of Persons to Control Decision-Making over the Financial and Business Policies of the Company

The Company believes that the composition of shareholders of Yamaha should be decided through free trading in the shares of the Company on the market, and that the final judgment as to whether to accept a purchase offer accompanying the transfer of controlling rights in the Company should be based on the will of all of the shareholders. However, there is a growing tendency in Japan's capital markets for purchasers to force through the purchases of large numbers of shares without obtaining the approval of the managements of the targeted companies. A review of the purposes, etc. of these large

purchases reveals that many of the purchases make no contribution to the corporate value of the companies targeted for purchase or the common interests of their shareholders. In many cases a large purchase clearly impairs the corporate value of the targeted company and common interests of its shareholders, or exposes the shareholders of the targeted company to the risk of being forced to sell their shares, or fails to provide the Board of Directors and shareholders of the targeted company sufficient time and information to examine the purchaser's conditions or offer alternative plans, or requires the targeted company to negotiate with the purchaser in order to obtain more advantageous conditions than those offered by the purchaser.

The Company believes that persons who make inappropriate large purchase offers or perform similar actions that might harm the corporate value of the Company and oppose the common interests of the Company's shareholders, including those actions enumerated in the aforementioned examples, are inappropriate as those who are to be entrusted with control over decision-making on the financial and business policies of the Company.

2. Efforts to Keep the Control over Decision-Making on Financial and Business Policies out of the Hands of Inappropriate Persons in Light of the Basic Policy

(1) Purpose of Introduction of the Plan

Over its long history of operations, the Yamaha Group has created a corporate structure like none other in the world. Under the Yamaha brand, we have developed core businesses anchored in music and sound. The inherent connections between our manufacturing operations, which are focused on musical instruments and related hardware, and our service operations, which include Yamaha music schools and music distribution services, are part of what makes our corporation different from the rest. Our ongoing initiatives to meet the needs of professionals and to promote the popularization of music through the operation of music schools and activities such as the hosting of various musical events are key to our flagship musical instrument business. In light of this, Yamaha has moved forward with these activities based on relationships built on trust with business partners in the musical instrument and music business. The integration of these activities and human resources is the very source of the corporate value of the Yamaha Group. We believe that shareholders cannot make proper determinations on prospective future shareholder value without an adequate understanding of these and other corporate activities. For this reason, Yamaha has engaged in investor relations (IR) activities aimed at ensuring that investors and

shareholders have an appropriate understanding of the value of the Company's shares. In the event of a sudden large purchase of Company shares, however, we believe that shareholders receive necessary and sufficient information from both the relevant purchaser and Yamaha's Board of Directors in order to promptly reach a proper decision on the propriety of the relevant purchaser's offer. In addition, it is especially important that shareholders contemplating long-term investment in the Company receive information on the expected effects of the relevant purchase on the Company and the large share purchaser's intentions with regard to participation in the Company's management and the shaping of specific management policies and business plans, including policies on the Company's relationships with employees, affiliates, business partners, customers, and other stakeholders. Likewise, we believe that the opinions of the Board of Directors on the relevant prospective purchase are important decision-making criteria for shareholders.
Upon consideration of these factors, the Board of Directors has judged that it will be essential to develop a framework by which to avoid any purchase that may harm the corporate value of the Company or common interests of the Company's shareholders when any purchaser offers to make a large purchase of Company shares. The strategy for this framework is to ensure that the Company can secure sufficient information and time to allow the shareholders to decide whether to accept an offer for a large purchase, and to allow the Board of Directors of the Company to offer an alternative plan or to negotiate with the would-be purchaser on behalf of the Company's shareholders, etc.

In conclusion, the Board of Directors has resolved to introduce the Plan, as a part of the Company's efforts to keep the control over decision-making on the financial and business policies of the Company out of the hands of inappropriate persons, in the light of the basic policy.

(2) Outline of the Plan

(a) Establishment of Procedures Relating to Implementation of the Plan

First of all, in order to secure and enhance the corporate value of the Company and common interests of the shareholders, when a purchaser purchases (purchase as defined in (a) of (3) "Procedures Relating to Implementation of the Plan" below; hereinafter, the same) shares etc. of the Company (shares etc. refer to those applicable to footnote 1 of (a)(i) or footnote 4 of (a)(ii) of (3) "Procedures Relating to Implementation of the Plan" below; hereinafter, the same), the Plan establishes a procedures for presenting the management's plan or alternative plans, etc. to shareholders or for conducting

negotiations, etc. with the purchaser or the person offering to purchase the shares (hereinafter collectively referred to as the "Purchaser") upon securing a period for the Company to gather information and perform examinations, etc. concerning the relevant purchase by requesting the Purchaser to provide information on the relevant purchase in advance (please see (3) "Procedures Relating to Implementation of the Plan" below).

(b) Allocation of Stock Acquisition Rights without Compensation and Use of an Independent Panel

When the Company recognizes the risk of a purchase that may impair the corporate value and the common interests of shareholders, such as a purchase not in accordance with the procedures prescribed in the Plan (for details, please see (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below), the Company will grant all of its shareholders Stock Acquisition Rights at the relevant point of time in accordance with the method for the issuance of Stock Acquisition Rights without compensation (as set forth in Article 277 and subsequent Articles of the Japanese Corporate Law), with the exercise condition that the relevant Purchaser will not be allowed to exercise the Stock Acquisition Rights, and with the acquisition provision that the Company will acquire the Stock Acquisition Rights in exchange for Company shares from persons other than the relevant Purchaser (details will be described in (5) "Overview of the Issue of Stock Acquisition Rights without Compensation" below, the "Stock Acquisition Rights" hereinafter).

For judgment on execution, non-execution, acquisition, etc. of Stock Acquisition Rights, in order to rule out arbitrary judgments by the Board of Directors, the Company has resolved to ensure transparency by entrusting the judgment solely to an independent panel (hereinafter the "Independent Panel") made up of (i) outside directors of the Company, (ii) outside corporate auditors of the Company, and/or (iii) knowledgeable persons outside the Company (corporate managers with proven track records, persons from governmental offices, persons with expert knowledge in the investment banking business, lawyers, certified public accountants, academic experts, etc.), all of whom are to remain independent of the Company in accordance with the Independent Panel Rules, and in the meantime by the timely disclosure of information to shareholders.

(c) Exercise of Stock Acquisition Rights and Acquisition of Stock Acquisition Rights by the Company

If Stock Acquisition Rights are issued without compensation in accordance with the Plan and Company shares are granted to shareholders other than the Purchaser through the exercise of the Stock Acquisition Rights or in exchange for the acquisition of Stock Acquisition Rights by the Company, the relevant Purchaser's share of voting rights of

the Company shares may be diluted by up to 50%.

(3) Procedures Relating to Implementation of the Plan

(a) Purchases Subject to the Plan

Under the Plan, Stock Acquisition Rights will be issued without compensation in accordance with the procedures prescribed in the Plan when a Purchaser makes a purchase of the type described in (i) or (ii) below or a purchase to which similar acts apply (hereinafter collectively referred to as the "Purchase").

(i) Concerning shares etc.[1] issued by the Company, any purchase that increases the holding ratio of shares etc.[2] of the holder[3] to 20% or greater,

(ii) Concerning shares etc.[4] issued by the Company, a tender offer[5] that increases the total sum of the ratio of ownership of shares etc.[6] relating to the tender offer and the ratio of ownership of the shares etc. of a Special Stakeholder[7] to 20% or greater.

(b) Request for Provision of Information by the Purchaser

A Purchaser who is to make a Purchase as prescribed in (a) above shall, prior to executing such Purchase, submit to the Company a written statement with all of the information that the Company needs to examine the details of the Purchase, as enumerated in the subsequent respective items (hereinafter "Necessary Information"), and a pledge avowing that the relevant Purchaser will comply with the procedures prescribed in the Plan upon Purchase (hereinafter collectively referred to as the "Purchase Explanation"), prepared in the form prescribed by the Company, unless the Board of Directors otherwise approves.

When the Board of Directors receives the aforementioned Purchase Explanation, it will promptly provide it to the Independent Panel. Then, if the Independent Panel judges that the contents of the description of the relevant Purchase Explanation are not sufficient as Necessary Information, the Independent Panel may itself request the Purchaser to

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[1] As defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law of Japan; hereinafter the same unless otherwise provided.

[2] As defined in Paragraph 4, Article 27-23 of the Securities and Exchange Law of Japan; hereinafter the same.

[3] Includes holders in accordance with Paragraph 3, Article 27-23 of the Securities and Exchange Law of Japan.

[4] As defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same in (ii) below.

[5] As defined in Paragraph 6, Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same.

[6] As defined in Paragraph 8, Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same.

[7] This refers to a "Special Stakeholder" as defined in Paragraph 7, Article 27-2 of the Securities and Exchange Law of Japan (including any person to whom, in the opinion of the Board of Directors, this definition applies); provided, however, any person referred to in Item 1 of the relevant paragraph shall exclude any person prescribed in Paragraph 2, Article 3 of the Cabinet Order Concerning Disclosure of Tender Offer of Shares etc. by Persons Other than Issuer; likewise hereinafter.

submit additional Necessary Information or make such request via the Board of Directors, setting a reply deadline as necessary. In these instances, the Purchaser must provide the additional Necessary Information by the relevant deadline:

(i) Details of the Purchaser and the Purchaser's group (including Joint Shareholders[8], Special Stakeholders, and association members, as well as other constituent members if the said Purchaser is a fund), including the specific names, capital structure, and financial structure

(ii) The purpose, method, and nature of the Purchase, including the purchase price and form of payment, purchase timing, relevant transaction methods, legality of the proposed purchase method, and the possibility of purchase execution

(iii) The basis for determination of the purchase price, including the facts and assumptions on which the determinations are based, the calculation methods, the numerical information used to make the determinations, and the estimated contents of synergies arising from the series of transactions involved in the Purchase, and among these, the contents of synergies to be distributed to the minority shareholders

(iv) corroboration of purchase funding availability, including the specific name of the funding provider (including the material provider), procurement method, and nature of relevant transactions

(v) Management policies, business plans, capital policies and dividend policies of the Company following completion of the Purchase

(vi) Policies pertaining to the treatment of employees, business partners, customers, and other stakeholders of the Company following the Purchase

(vii) Other information reasonably judged by the Independent Panel to be necessary

When it is recognized that a Purchaser has begun a Purchase without following the procedures prescribed in the Plan, the Independent Panel will in principle recommend to the Board of Directors the implementation of an issuance of Stock Acquisition Rights without compensation as described in (d)(i) below, unless there are special circumstances that necessitate the holding of consultations and negotiations, etc. with the Purchaser on continuing requests for the submission of the Purchase Explanation and Necessary Information.

(c) Examination of the Nature of the Purchase, Negotiations with the Purchaser, and

[8] This refers to a Joint Shareholder as set forth in Paragraph 5, Article 27-23 of the Securities and Exchange Law of Japan, including a person deemed by the Board of Directors to be a Joint Shareholder in accordance with Paragraph 6 of the relevant provisions; the same shall apply hereinafter.

Presentation of an Alternative Plan

(i) Request to the Board of Directors for information provision

When the Purchaser submits the Purchase Explanation and the additional Necessary Information at the request the Independent Panel (if any), the Independent Panel may also request the Board of Directors to provide an expeditious presentation of an opinion on the nature of the Purchase by the Purchaser (including an opinion to the effect that the opinion is being held back, and hereinafter the same), supporting material for the opinion, an alternative plan (if any), and other information and materials considered to be necessary by the Independent Panel, within a reasonable period determined by the Independent Panel.

(ii) Examination by the Independent Panel

Should the Independent Panel determine that sufficient information and materials have been provided by the Purchaser and (if the Independent Panel has requested the Board of Directors to present information and materials as (i) above) the Board of Directors, the Independent Panel will then establish an examination period of no longer than 60 days, in principle (however, in accordance with the descriptions in (d)(iii) below, the Independent Panel reserves the right to extend and re-extend the relevant period by adopting resolutions; hereinafter the "Period for the Examination by the Independent Panel").

The Independent Panel shall, from the viewpoint of securing and enhancing the corporate value of the Company and common interests of the shareholders, examine the nature of the Purchase by the Purchaser, examine the alternative plan prepared by the Board of Directors, and gather information and conduct comparative examinations, etc. with regard to the business plans of the Purchaser and Board of Directors based on the information and materials provided by the Purchaser and Board of Directors, within the Period for the Examination by the Independent Panel. Additionally, when necessary, the Independent Panel will hold consultations and negotiations with the relevant Purchaser through the Board of Directors in order to improve the nature of the relevant Purchase and thereby secure and enhance the corporate value of the Company and common interests of the shareholders, and thereupon present the alternative plan of the Company to the shareholders.

When the Independent Panel requests materials for examination, other information, consultations, negotiations, etc., either directly or through the Board

of Directors, etc. within the Period for the Examination by the Independent Panel, the Purchaser must respond to this request promptly. Additionally, the Purchaser may not commence the Purchase until the Period for the Examination by the Independent Panel comes to end.

The Independent Panel may seek advice from independent third parties, including financial advisors, certified public accountants, lawyers, consultants and other experts, at the expense of the Company, to ensure that the judgment by the Independent Panel furthers the corporate value of the Company and common interests of shareholders.

(iii) Information disclosure to shareholders

When the Independent Panel judges it appropriate, the Independent Panel will disclose to shareholders, either directly or through the Board of Directors, etc., the fact of the submission of the Purchase Explanations, an overview of the Purchase Explanations and Necessary Information, and other matters that the Independent Panel judges proper from among other information.

(d) Judgment method within the Independent Panel

When a Purchaser appears, the Independent Panel shall make recommendations to the Board of Directors according to the following procedures. When the Independent Panel gives a recommendation or adopts a resolution as prescribed in (i) to (iii) below to the Board of Directors, or when the Independent Panel judges it appropriate on other occasions, the Independent Panel will promptly disclose the fact of the relevant recommendation or resolution, an overview of the recommendation or resolution, and other matters judged appropriate by the Independent Panel (if the Independent Panel adopts a resolution for extension or re-extension of the Period for the Examination by the Independent Panel in accordance with (iii) below, this shall include the fact and overview of the reasons for and the period of the extension or re-extension of the period).

(i) When the Independent Panel recommends the implementation of the Plan

When the Purchaser fails to comply with the procedures as set forth in (b) or (c) above, or when the Independent Panel judges, based on its examination of the nature of the Purchase by the Purchaser or its consultations and negotiations with the Purchaser, that any one of the requirements in (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below applies to the Purchase, the Independent Panel will recommend to the Board of Directors implementation of the issuance of Stock Acquisition Rights without compensation regardless of the commencement or completion of the Period for

the Examination by the Independent Panel.

However, if the Independent Panel judges, after it has recommended the implementation of the issuance of Stock Acquisition Rights without compensation, that any one of the following events applies, the Independent Panel may make a separate recommendation, including a recommendation for the cancellation of the issuance of Stock Acquisition Rights without compensation up to the effectuation date of the issuance of the Stock Acquisition Rights without compensation or a recommendation for the acquisition of Stock Acquisition Rights without compensation on or after the date of effectuation of the issuance of the Stock Acquisition Rights without compensation and up to the day immediately preceding the first day of the exercise period for the Stock Acquisition Rights, and present such recommendation to the Board of Directors.

i) When the Purchaser withdraws from the Purchase or in any other case where the Purchase ceases to exist after the relevant recommendation

ii) When there are changes in the facts preconditioning the judgment of the relevant recommendation and the Purchase by the Purchaser is not applicable to any one of the requirements in (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below,

(ii) When the Independent Panel recommends that the Plan not be implemented

When the Independent Panel judges, based on its examination of the nature of the Purchase by the Purchaser or its consultations and negotiations with the Purchaser, that the Purchase by the Purchaser does not fall under any of the requirements in (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below, or, notwithstanding the request by the Independent Panel, when the Board of Directors fails to present an opinion as set forth in (c)(i) above or the information and materials requested by the Independent Panel within the prescribed period, the Independent Panel will recommend that the Board of Directors not implement the issuance of Stock Acquisition Rights without compensation, even if the Period for the Examination by the Independent Panel has come to an end.

However, if the Independent Panel judges, after it has recommended that the issuance of Stock Acquisition Rights without compensation not be implemented, that any subsequent changes have occurred in the facts that precondition the judgment of the relevant recommendation or that any one of the requirements in (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below applies to the Purchase by the Purchaser, the Independent

Panel may make a separate recommendation, including a recommendation for the issuance of Stock Acquisition Rights without compensation, and present this recommendation to the Board of Directors.

(iii) When the Independent Panel extends the Period for the Examination by the Independent Panel

If the Independent Panel is incapable of giving a recommendation for or against the implementation of the issuance of Stock Acquisition Rights without compensation before the initial Period for the Examination by the Independent Panel comes to an end, the Independent Panel will adopt a resolution for extension of the Period for the Examination by the Independent Panel, within the scope considered necessary for examination of the nature of the Purchase by the relevant Purchaser or consultations and negotiations with the relevant Purchaser, and examination of an alternative plan, etc. (the same procedures shall apply in case of re-extending the period after the relevant extension of the examination period).

When the Period for the Examination by the Independent Panel is extended by the resolution for extension above, the Independent Panel will continue to gather information and perform examination, and make its utmost efforts to recommend the implementation or non-implementation of the issuance of Stock Acquisition Rights without compensation or to present an alternative plan within the extended examination period.

(e) Resolutions by Board of Directors

When receiving the recommendation above from the Independent Panel, the Board of Directors will honor it to the fullest degree and, as an organ under the Japanese Corporate Law, promptly adopt a resolution with respect to implementation or non-implementation of the issuance of Stock Acquisition Rights without compensation (including the cancellation of the issuance of Stock Acquisition Rights without compensation).

The Board of Directors shall, when adopting the resolution above, promptly disclose information on the overview of the relevant resolution and other matters judged proper by the Board of Directors.

(4) Requirements for the Issuance of Stock Acquisition Rights without Compensation

The Company is to issue Stock Acquisition Rights without compensation by resolution

of the Board of Directors as stated in (e) of (3) Procedures Relating to Implementation of the Plan above if any one of the following items applies to the Purchase by the Purchaser. As stated in (d) of (3) Procedures Relating to Implementation of the Plan above, the applicability of the following requirements must be determined solely based on the judgment of the Independent Panel, and by no other means.

(a) The Purchaser fails to provide information and secure the Period for the Examination by the Independent Panel as provided in (b) of (3) Procedures relating to Implementation of the Plan above, or fails to comply with other procedures provided in the Plan.

(b) The Purchase poses a risk of clear infringement of the joint interests of the shareholders and the corporate value of the Company through the actions enumerated in the following or similar actions:

(i) a buyout of shares followed by an inducement for the repurchase of the relevant shares by the Company at an inflated price,

(ii) management initiatives implemented for the benefit of the Purchaser at the expense the Company, such as the acquisition of material assets of the Company at a low price through a temporary seizure of control over the management of the Company,

(iii) misappropriation or disposal of the assets of the Company to repay or to pledge as collateral for the debts of the Purchaser or the group companies of the Purchaser, etc.

(iv) Upon temporary seizure of control over the management of the Company, the inflation of the Company dividends with the proceeds gained by selling off valuable Company assets not currently in use, or the sale of the Company's shares with the intention of profiting from a rapid increase in the stock price after the stock price has been inflated by temporarily high dividends.

(c) The Purchaser poses a risk of forcing shareholders to engage in a de facto sale of the shares by means such as a coercive two-stage purchase (to make a stock purchase, such as a tender offer, without soliciting the purchase of all the shares in the first purchase, and setting disadvantageous purchase conditions or deliberately making the conditions unclear for shareholders in the second stage).

(d) The Purchase is made without granting the period that the Company will reasonably require to prepare and present an alternative plan for the relevant Purchase.

(e) The Purchase is made without providing the Necessary Information or other sufficient information considered to be reasonably necessary for judging the nature

of the Purchase.

(f) The conditions for the Purchase, including the purchase price, form of payment, purchase timing, legality of the proposed purchase method, the possibility of purchase execution, and the policies pertaining to the treatment of the employees, business partners, customers, and other stakeholders of the Company following the Purchase, are substantially insufficient or inappropriate in consideration of the intrinsic value of the Company.

(g) The Purchase damages the brand of the Company, damages relationships with the shareholders, employees, business partners, customers, and other persons essential to creating and upholding the corporate value of the Company, and poses a serious risk of harming the joint interests of the shareholders and corporate value of the Company

(5) Overview of the Issuance of Stock Acquisition Rights without Compensation

Following is an Overview of the issuance of Stock Acquisition Rights without compensation to be implemented in accordance with the Plan.

(a) Number of Stock Acquisition Rights to be issued

The number of Stock Acquisition Rights to be issued will be the final number corresponding to the total number of issued shares of the Company on the issue date (hereinafter the "Issue Date") separately determined by resolution of the Board of Directors on the issuance of Stock Acquisition Rights without compensation (hereinafter, the "Resolution on the Issuance of Stock Acquisition Rights without Compensation") (however, the number of shares of the Company held by the Company at the relevant point of time must be deducted).

(b) Shareholders entitled to receive Stock Acquisition Rights

One share option will be granted without compensation for each share held by shareholders other than the Company recorded in the register of shareholders or the register of beneficial shareholders as of the Issue Date.

(c) Date when the issuance of Stock Acquisition Rights takes effect

The Board of Directors shall separately determine the date on which the issuance of Stock Acquisition Rights takes effect in the Resolution on the Issuance of Stock Acquisition Rights without Compensation.

(d) Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be ordinary shares, and unless a separate adjustment is made, one share

shall be granted for each Stock Acquisition Right exercised (the "Number of Shares Covered by Stock Acquisition Rights").

(e) Amount to be paid upon the exercise of Stock Acquisition Rights
The consideration of the payment upon the exercise of Stock Acquisition Rights shall be money, and the amount per share of the Company to be paid upon the exercise of Stock Acquisition Rights shall be equal to an amount separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation, within the range of ¥1 at minimum to half of the market price of one share of the Company stock at maximum.

(f) Exercise period for the Stock Acquisition Rights
The exercise period for the Stock Acquisition Rights shall be the period separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation within the scope of one to two months, starting from the date on which the issuance of Stock Acquisition Rights takes effect or a date separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation. However, if the Company acquires Stock Acquisition Rights in accordance with (i) (ii) below, the exercise period for the Stock Acquisition Rights relating to the relevant acquisition shall be up to the business day immediately preceding the relevant acquisition date. Additionally, if the final day of the exercise period falls on a holiday at the payment handling bank for the payment of moneys paid in upon exercise, the final day shall be the next business day at that place.

(g) Exercise conditions for Stock Acquisition Rights
(i) Specified Large Shareholders[9], (ii) Specified Joint Shareholders, (iii) Specified Large Purchasers[10], (iv) Special Stakeholders of the Specified Large Purchasers, or (v) persons who are assigned or succeed Stock Acquisition Rights from persons to which any item from (i) to (iv) above applies without obtaining approval by the Board of Directors, or (vi) related parties to a person[11] stated in (i) to (v) above

[9] A "Specified Large Shareholder" means a holder of shares etc. issued by the Company, for whom the ratio of shares etc. held relating to the relevant shares etc. is recognized by the Board of Directors to be 20% or greater.

[10] A "Specified Large Purchaser" means a person who has publicly disclosed his/her plan to make a purchase (as defined in Paragraph 1 of Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same in (iii)) by a tender offer of shares etc. (as defined in Paragraph 1 of Article 27-2 of said Law; likewise hereinafter in (iii)) of the Company issued by the Company, when, after the relevant purchase, the Board of Directors of the Company has recognized that the total sum of the ratio of ownership of shares etc. relating to the possession (including the case to be similar to the case as provided in Paragraph 1 of Article 7 of the Enforcement Order of the Securities and Exchange Law of Japan) of the relevant person and the ratio of ownership of shares etc. of Special Stakeholders with the relevant person is 20% or greater.

[11] A "related party" of a person refers to a person recognized by the Board of Directors to be a person who has substantial control over the relevant person, who is substantially controlled by the relevant person, or who is under the same control as the relevant person, or a person recognized by the Board of Directors to be a person who acts in

(hereinafter persons to which any item from (i) to (vi) apply shall be collectively referred to as the "Specified Purchaser") may not in principle exercise the Stock Acquisition Rights. Additionally, non-residents of Japan for whom prescribed procedures are necessary upon the exercise of the Stock Acquisition Rights under the applicable laws of the foreign country may not exercise the Stock Acquisition Rights, either (however, certain persons among non-residents, such as persons who can utilize the application exclusion provisions under the applicable laws of the relevant foreign country, can exercise Stock Acquisition Rights, and the Stock Acquisition Rights of non-residents may be subject to acquisition by the Company in consideration of the stock of the Company as stated in (i) below.

(h) Transfer of Stock Acquisition Rights

Stock Acquisition Rights may only be transferred with the approval of the Board of Directors.

(i) Acquisition of Stock Acquisition Rights by the Company

(i) The Company may, at any time until the day preceding the first day of the exercise period for Stock Acquisition Rights, acquire all Stock Acquisition Rights without compensation, as of a day separately determined by the Board of Directors, when the Board of Directors judges it appropriate for the Company to acquire Stock Acquisition Rights.

(ii) The Company may acquire, as of a day separately determined by the Board of Directors, all Stock Acquisition Rights that remain unexercised by the business day preceding the relevant date, from among the Stock Acquisition Rights held by persons other than Specified Purchaser, and in exchange may grant the stock of the Company in the Number of Shares Covered by Stock Acquisition Right per Stock Acquisition Right. The Company may acquire such Stock Acquisition Rights multiple times.

(6) Effective Period of the Plan

The Plan shall remain in effect until the first meeting of the Board of Directors subsequent to the Ordinary General Meeting of Shareholders to be held in 2010. If Stock Acquisition Rights without compensation are issued in accordance with the Plan, a resolution shall be adopted at a meeting of the Board of Directors within the period.

(7) Repeal, Revision and Amendment of the Plan

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collaboration with the relevant person. "Control" refers to "cases of control over decision-making on the financial and business policies" of other companies, etc. (as defined in Paragraph 3 of Article 3 of the Enforcement Regulations of the Corporate Law of Japan).

If, at any time from the introduction of the Plan up to the scheduled expiration of the relevant period, the repeal of the Plan is adopted by a resolution of either (i) the general shareholders meeting of the Company or (ii) a Board of Directors made up of directors elected at the general shareholders meeting of the Company, the Plan shall be repealed at the relevant point. Accordingly, the Plan may be repealed in accordance with the will of shareholders. Moreover, the Board of Directors may revise or amend the Plan with approval of the Independent Panel even during the effective period of the Plan, within a scope that does not oppose the purport of the resolution of the general shareholders meeting relating to the approval of the introduction of the Plan.

If the Plan is repealed, revised, or amended, the Company will promptly disclose the fact of the relevant repeal, revision, or amendment and (in the case of a revision or amendment) disclose the contents of the revision or amendment and other matters judged appropriate by the Board of Directors or the Independent Panel.

Please note that the provisions of laws and ordinances cited in the Plan are the provisions in effect as of April 27, 2007. When necessary upon the establishment of new laws and ordinances or the revision of existing laws and ordinances on and after that day, the provisions or meanings of terms, etc. in the Plan may be changed and read within a reasonable scope upon taking into consideration the purports of the relevant new enactment or revision and repeal by the Board of Directors.

3. The facts that the Plan is based on the Basic Policy, that the Plan does not Harm the Common Interests of the Shareholders of the Company, and that the Plan is not effected for the Purpose of Maintaining the Status of the Executives of the Company, and the Grounds for those facts.

(1) The Requirements for the Guidelines with Regard to the Anti-takeover Measures are Completely Satisfied.

The Plan completely satisfies the three principles stipulated in "Guidelines Concerning Anti-Takeover Measures for Securing and Enhancing Corporate Value and the Common Interests of Shareholders" announced by the Ministry of Economy, Trade and Industry and Ministry of Justice on May 27, 2005 (e.g., the principle of securing and enhancing corporate value and common interests of shareholders, the principle of prior disclosure and reflection of the will of shareholders, and the principle of necessity and proportionality).

(2) The Plan has been Introduced in Order to Secure and Enhance the Common Interests of Shareholders.

As stated in 2.(1) "Purpose of Introduction of the Plan" above, the Plan is introduced in order to secure and enhance the corporate value of the Company and common interests of the shareholders by securing sufficient information and time to enable the shareholders to judge whether to accept the offer for the relevant Purchase, to allow the Board of Directors of the Company to offer an alternative plan, or to enable the Board of Directors to negotiate with the Purchaser on behalf of the shareholders, etc. when a Purchaser makes an offer to purchase the Company shares.

(3) The Plan Shall Reflect the Will of the Shareholders.

As stated in 2.(1) the "Purpose of introduction of the Plan" above, the Plan is introduced subject to a resolution for approval of the Plan at the General Shareholders Meeting. Moreover, as stated in 2.(7) "Repeal, Revision, and Amendment of the Plan" above, if a resolution for the repeal of the Plan is adopted at the ordinary general shareholders meeting before the expiration of the effective period of the Plan, the Plan shall be repealed at the relevant point of time, and in that sense, the will of the shareholders will be reflected in the repeal or existence of the Plan.

(4) The Judgment of Highly Independent Outsiders will be Emphasized and Information will be Disclosed.

The Company establishes the Independent Panel as an organ to perform objective and substantial judgment on the implementation of the Plan for shareholders and rules out arbitrary judgments by the Board of Directors upon the introduction of the Plan.

The Independent Panel will be made up of three or more panel members independent from the management of the Company, from amongst: (i) outside directors of the Company, (ii) outside corporate auditors of the Company, or (iii) knowledgeable persons outside the company.

When Company shares are purchased, as stated in 2.(3) "Procedures Relating to Implementation of the Plan" above, the Independent Panel will judge whether the relevant Purchase will harm the corporate value of the Company or common interests of the shareholders in accordance with the Independent Panel Rules, and the Board of Directors will honor this judgment to the fullest degree and adopt a resolution as an organ under the Japanese Corporate Law.

As stated here, the Independent Panel exercises strict supervision to ensure that the Board of Directors will not implement the Plan arbitrarily, and an overview of the judgment by the Panel is disclosed to shareholders. Thus, a scheme for the transparent operation of the Plan as appropriate to the corporate value of the Company and common

interests of shareholders is secured.

(5) Reasonable Objective Requirements for Implementation of the Plan are Established.

As stated in (d) of 2.(3) "Procedures Relating to Implementation of the Plan" (d) above and 2.(4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" above, the Plan is established in a manner that ensures it will not be implemented unless reasonable and detailed objective requirements determined in advance are satisfied. Thus, a scheme for preventing the arbitrary implementation of the Plan by the Board of Directors is secured.

(6) Opinions from Third Party Experts are Acquired.

As stated in (c) of 2.(3) "Procedures Relating to Implementation of the Plan" (c) above, when a Purchaser appears, the Independent Panel may seek advice from independent third parties, including financial advisors, certified public accountants, lawyers, consultants and other experts, at the expense of the Company. In so doing, the fairness and objectiveness of the judgments by the Independent Panel will be even further enhanced.

(7) The Term of Office of Directors of the Company is One Year.

The term of office of Directors of Yamaha is one year. Therefore, it is possible to reflect the will of shareholders in the Plan through the yearly election of directors.

(8) The Plan is Not a Dead-hand Type Defensive Measure or a Slow-hand Type Defensive Measure.

As stated in 2.(7) "Repeal, Revision, and Amendment of the Plan," the Plan can be repealed by a Board of Directors made up of directors elected at the ordinary general shareholders meeting of the Company. Thus, it is possible for a person who purchases a large amount of shares etc. of the Company to appoint directors at the Ordinary General Shareholders Meeting and then to repeal the Plan via a board of directors made up of such directors.

Therefore, the Plan is not a dead-hand type defensive measure (a defensive measure whose implementation cannot be avoided even after a majority of the constituent members of the Board of Directors are replaced).

Moreover, as Yamaha has not adopted a system of staggered terms of office, the Plan is

not a slow-hand type defensive measure (a defensive measure whose implementation cannot be avoided until sufficient time has elapsed, as it is impossible to replace the constituent members of the Board of Directors in one round).

5. Impact on Shareholders

(1) Impact on Shareholders When the Plan is Introduced

When the Plan is introduced, the issuance of Stock Acquisition Rights without compensation itself is not implemented, so there is no direct specific impact on the rights and interests of shareholders and investors.

(2) Impact on Shareholders by the Issuance of Stock Acquisition Rights without Compensation

(a) Procedures for the issuance of Stock Acquisition Rights without compensation and transfer procedures

When a Resolution on the Issuance of Stock Acquisition Rights without Compensation is adopted at the Board of Directors meeting, the Company will determine the issue date at the relevant resolution and give public notice. In this instance, one Stock Acquisition Right will be granted without compensation for each share held by shareholders recorded in the final register of shareholders or the register of beneficial shareholders as of the Issue Date (hereinafter "shareholders entitled to receive Stock Acquisition Rights"). Accordingly, shareholders must complete registration transfer procedures promptly by the Issue Date (share certificates deposited in the Japan Securities Depository Center do not need to be transferred). Shareholders entitled to receive Stock Acquisition Rights will automatically be Stock Acquisition Rights holders relevant to the Stock Acquisition Rights on the date when the issuance of the relevant Stock Acquisition Rights takes effect, so application procedures, etc. are unnecessary.

Even after the Resolution on the Issuance of Stock Acquisition Rights without Compensation is once adopted, the Company may, upon deferring to the recommendation by the Independent Panel described in (d) (i) of 2.(3) "Procedures Relating to Implementation of the Plan" above to the fullest degree, cancel the issuance of Stock Acquisition Rights without compensation by the date when the issuance of Stock Acquisition Rights takes effect, or acquire the Stock Acquisition Rights without compensation from the date when the issuance of Stock Acquisition Rights takes effect by the day preceding the first day of the exercise period for the Stock Acquisition Rights. Because the value per share is not diluted under these circumstances, those shareholders or investors who have sold the shares in anticipation of a dilution of the value per share

may incur reasonable losses due to changes of the stock price.

(b) Procedures for the Exercise of Stock Acquisition Rights

The Company will in principle send to shareholders entitled to receive Stock Acquisition Rights the Stock Acquisition Right Exercise Application (including necessary matters such as the class and number of Stock Acquisition Rights to be exercised, the date of exercise of the Stock Acquisition Rights, matters for representations and warranties by shareholders themselves on the satisfaction of the exercise conditions of the Stock Acquisition Rights, etc., and indemnification provisions and other pledges, in the form prescribed by the Company) and other necessary documents for the exercise of Stock Acquisition Rights. After the issuance of Stock Acquisition Rights without compensation, shareholders will submit the necessary documents within the exercise period for the Stock Acquisition Rights and pay to the payment handling bank the exercise price determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation within the scope of ¥1.00 at minimum to half of the market price of one share of stock of the Company at maximum, whereupon one share of stock of the Company will be issued per Stock Acquisition Right, in principle.

Should a shareholder fail to exercise the Stock Acquisition Rights and pay moneys equivalent to the exercise price, the Company shares held by the shareholder will be diluted by the exercise of Stock Acquisition Rights by other shareholders.

However, the Company may acquire Stock Acquisition Rights from shareholders other than the Specified Purchaser in accordance with (c) below and then issue shares in exchange. If the Company conducts such acquisition procedures, shareholders other than the Specified Purchaser will receive shares without exercising Stock Acquisition Rights or paying moneys equivalent to the exercise price, and the Company shares held will not be diluted in principle.

(c) Procedures for the acquisition of Stock Acquisition Rights by the Company

When the Board of Directors resolves to acquire Stock Acquisition Rights, the Company may acquire Stock Acquisition Rights from shareholders other than the Specified Purchaser and then grant Company shares to the relevant shareholders in exchange on the date separately determined by the Board of Directors in accordance with legal procedures. In this instance, the relevant shareholders will receive one share of stock of the Company per Stock Acquisition Right in principle without paying moneys equivalent to the exercise price, in consideration of acquisition by the Company of Stock Acquisition Rights. In this instance, the Company may request the relevant shareholders to submit Pledges in the form prescribed by the Company, including

matters for representations and warranties by shareholders that they themselves are not the Specified Purchaser, etc., indemnification provisions, and other pledges, separately.
In addition to the above, the Company will publicly announce or notify shareholders of the details of the method for issuance, exercise, and acquisition of Stock Acquisition Rights by the Company once the Resolution on the Issuance of Stock Acquisition Rights without Compensation is adopted. You are therefore requested to confirm the relevant contents.

4. [Other Notices]

Not applicable

Part II. [Reference Information]

1. [Reference Documents]

Regarding the matters stated in Article 5, Paragraph 1, Item 2 of the Securities and Exchange Law of Japan, including the overview of the company and overview of business, please refer to the following documents.

1 [Securities report and exhibits thereof]
Fiscal year: the 183rd (From April 1, 2006 to March 31, 2007), submitted to the Director General of the Kanto Local Finance Bureau on June 27, 2007.

2. [Supplementary Information on Reference Documents]

Regarding the "Risk of business, etc." stated in the Securities Report as part of the reference documents mentioned above, there were no changes or other events accrued as of the date of filing (August 1, 2007) of this issuance registration document.
In addition, the Securities Report includes matters regarding the future. Our judgment was not changed as of the date of filing of this issuance registration document, nor were there any matters regarding the future to be newly prescribed.

3. [Places where available for inspection of reference documents]

Yamaha Corporation	10-1 Nakazawa-cho, Naka-ku, Hamamatsu
Yamaha Corporation, Business Accounting Center	17-11, Takanawa 2-chome, Minato-ku, Tokyo
Yamaha Corporation, Business Office Administrative Center, Osaka Office	12-9, Minamisenba 3-chome, Chuo-ku, Osaka
Tokyo Stock Exchange, Inc.	2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo

Part III. [Information on Guaranty Companies, etc.]

Not applicable.

Exhibit 6

Analyst and Investor Briefing on the First Quarter of the Fiscal Year Ending March 31, 2008 (FY2008.3)

August 2, 2007

YAMAHA CORPORATION

Overview of Performance in the First Quarter

YAMAHA

- Net sales increased ¥8.5 billion or 6.7% year-on-year, which is ¥4.4 billion or 3.3% higher than previous projections. On a real basis (discounting the impact of exchange rates), net sales increased ¥3.6 billion or 2.8% year-on-year, about on par with previous projections.

- Operating income increased ¥0.6 billion or 8.0% year-on-year, which is ¥1.3 billion or 21.2% higher than previous projections. Operating income from musical instruments, AV/IT products and semiconductors in "The Sound Company" business domain was higher than previously projected (¥5.6 billion->¥7.2 billion), and nearly on par with the first quarter of the previous year. The impact of exchange rates was ¥1.1 billion higher than previous projections and ¥2.0 billion higher year-on-year.

- Equity method income decreased due to selling a portion of Yamaha Motor shares, so recurring profit was down year-on-year. Net income increased year-on-year owing to gains on that sale.

- Term-end inventory levels were higher than previous projections and the first quarter of the previous year. Discounting the impact of exchange rates, finished musical instruments stayed at nearly the same level as previously projected. Goods in process and materials increased, mainly due to production delays at some overseas plants and valuation increases caused by higher prices for metallic materials.

Performance in the First Quarter

YAMAHA

- Sales and operating income were higher year-on-year and against previous projections (May 23).
  Excluding Yamaha Motor from the scope of consolidation through the equity method resulted in a year-on-year decrease in recurring profit. Net income increased year-on-year owing to gains from the sale of Yamaha Motor shares.

(Billions of yen)

	FY2007.3 (1Q) Results	FY2008.3 (1Q) Results	Change from same period of previous year	Previous projections	Change from previous projections
Net sales	126.7	135.2	+ 6.7%	130.8	+ 3.3%
Operating income	6.7	7.3	+ 8.0%	6.0	+ 21.2%
Recurring profit	12.7	7.5	- 40.8%	5.2	+ 44.3%
Net income	10.0	23.2	+131.9%	21.0	+ 10.7%
Equity method income	6.4	0		0	

Currency exchange rates (yen)

		FY2007.3 (1Q) Results	FY2008.3 (1Q) Results	Previous projections
Net sales	US$	115	121	115
	EUR	144	163	148
Operating income	US$	115	120	115
	EUR	139	156	148

Results by Business Segment in the First Quarter

YAMAHA

Net Sales



126.7
135.2 (+6.7%)
130.8 (+3.3%)
Recreation & others
10.4
12.1 (+16.6)
11.5 (+5.2)
Lifestyle-related products
10.8
11.4 (+5.6)
11.9 (-4.0)
Electronic equipment and metal products
13.6
14.4 (+6.3)
12.9 (+11.6)
AV/IT
16.0
15.2 (-4.7)
15.0 (+1.6)
Musical instruments
75.9
82.0 (+8.0)
79.5 (+3.1)
FY2007.3
FY2008.3
FY2008.3
(Previous projections)

Operating Income

(Billions of yen)



6.7
Lifestyle-related products
0
Electronic equipment and metal products
1.3
AV/IT
0.3
Musical instruments
5.8
Recreation & others
-0.7
7.3
Recreation & others
0
Electronic equipment and metal products
0.5
7.2
AV/IT
Lifestyle-related products
-0.3
-0.1
6.0
Recreation & others
0.2
Lifestyle-related products
0.2
Musical instruments
6.4
AV/IT
-0.7
Electronic equipment and metal products
-0.1
FY2007.3
FY2008.3
FY2008.3
(Previous projections)

Figures in parentheses represent year-on-year change or change against previous projections.

Impact of exchange rates
Year-on-year: +¥4.9 billion (musical instruments +¥3.8 billion, AV/IT +1.1 billion)
Versus previous projections: +¥4.1 billion (musical instruments +¥3.2 billion, AV/IT +0.9 billion)

Impact of exchange rates
Year-on-year: +¥2.0 billion (musical instruments +¥1.9 billion, AV/IT +0.1 billion)
Versus previous projections: +¥1.1 billion (musical instruments +¥1.2 billion, AV/IT -0.1 billion)

Forecast of Business Performance in FY2008.3 (Full Year)

YAMAHA

- Full year totals for net sales and operating income expected to be higher than previous projections (May 23), with revising the euro exchange rate from ¥148=€1 to ¥155=€1.

(Billions of yen)

	FY2007.3 (Results)	FY2008.3 (Projections)	Change from same period of previous year	Previous projections	Change from previous projections
Net sales	550.4	557.0	+ 1.2%	551.0	+ 1.1%
Operating income	27.7	32.0	+ 15.5%	30.0	+ 6.7%
Recurring profit	42.6	30.0	- 29.6%	27.0	+ 11.1%
Net income	27.9	35.5	+27.2%	32.5	+ 9.2%
Equity method income	17.8	0		0	

Currency exchange rates (yen)

Net sales	US$	117	116	115
	EUR	150	157	148
Operating income	US$	117	116	115
	EUR	144	155	148

FY2008.3 (Full Year) Forecast by Business Segment

YAMAHA

Net Sales



Recreation & others
Lifestyle-related products
Electronic equipment and metal products
AV/IT
Musical instruments
550.4
50.2
46.6
54.8
72.8
326.0
557.0 (+1.2%)
42.5 (-15.3)
49.0 (+5.2)
47.0 (-14.2)
76.0 (+4.4)
342.5 (+5.1)
551.0 (+1.1%)
39.0 (+9.0)
49.0 (0)
46.0 (+2.2)
79.0 (-3.8)
338.0 (+1.3)
FY2007.3
FY2008.3 (Current projections)
FY2008.3 (Previous projections)

Figures in parentheses represent year-on-year change or change against previous projections.

Impact of exchange rates
Year-on-year: +¥4.8 billion (musical instruments +¥3.6 billion, AV/IT +1.1 billion)
Versus previous projections: +¥9.3 billion (musical instruments +¥6.9 billion, AV/IT +2.4 billion)

Operating Income

(Billions of yen)



27.7
1.2
3.1
2.1
22.0
-0.7
Recreation & others
32.0
0.7
1.5
1.5
1.3
27.0
30.0
1.0
1.5
1.0
2.5
24.0
Recreation & others
Lifestyle-related products
Electronic equipment and metal products
AV/IT
Musical instruments
FY2007.3
FY2008.3 (Current projections)
FY2008.3 (Previous projections)

Impact of exchange rates
Year-on-year: +¥5.1 billion (musical instruments +¥4.1 billion, AV/IT +0.9 billion)
Versus previous projections: +¥3.5 billion (musical instruments +¥3.2 billion, AV/IT +0.2 billion)

Musical Instruments

YAMAHA

1Q Overview

- Discounting the impact of exchange rates, real 1Q net sales increased 3.0% year-on-year, but fell slightly against previous projections. Sales in South Korea, China and Central and South America continue to be strong. Sales in the U.S. exceeded the first quarter of the previous year, but fell short of expectations.
- Product-by-product, sales of pianos, electronic instruments and professional audio equipment were higher year-on-year and against previous projections.

FY2008.3 Projections and Priority Policies

- Further strengthen profitability as the core business
- Market new products without fail in time for Christmas sales push
- Strengthen and expand commercial audio equipment business
- Recover in the U.S. market, reinforce Japan market by accommodating market changes
- Strengthen cost competitiveness (Hangzhou Yamaha, Indonesia, consolidation of production bases for piano business in Japan)
- Promote sales in emerging markets (China, Russia, Eastern Europe, etc.)



(Billions of yen)
75.9
82.0
79.5
Others
24.2
24.5
24.0
Yamaha Musical instruments
51.7
57.5
55.5
5.8
7.2
6.4
FY2007.3
FY2008.3
FY2008.3 (Previous projections)
Net sales
Operating income



(Billions of yen)
326.0
342.5
338.0
95.9
97.0
97.4
230.1
245.5
240.6
22.0
27.0
24.0
FY2007.3
FY2008.3 (Current projections)
FY2008.3 (Previous projections)

AV/IT

YAMAHA

1Q Overview

- Discounting the impact of exchange rates, real 1Q net sales declined year-on-year and against previous projections. Sales of karaoke equipment were half of year-ago 1Q.
- YSP sales edged down year-on-year to ¥1.3 billion due to dealer stock adjustments.

FY2008.3 Projections and Priority Policies

- Downward revision of full-year targets due to delay in developing sales channels for IP conferencing systems and other factors
- Build AV business in line with market changes
  - Strengthen and expand front surround products, including new products
  - Promote sales of two-channel Hi-Fi centering on middle- and high-end products
  - Promote sales of products in new categories
- Reduce manufacturing costs by revising product numbers, etc.

(Billions of yen) (Billions of yen)



Routers
AV
Karaoke
16.0
1.3
14.7
0.3
15.2
0.04
1.3
13.9
-0.3
15.0
0.1
1.3
13.6
-0.7
IP conferencing systems
Net sales
Operating income
FY2007.3
FY2008.3
FY2008.3 (Previous projections)
72.8
0.1
6.3
66.4
2.1
76.0
0.8
6.0
69.2
1.3
79.0
3.0
6.3
69.7
2.5
FY2007.3
FY2008.3 (Current projections)
FY2008.3 (Previous projections)

Electronic Equipment and Metal Products YAMAHA

1Q Overview

- While first quarter sales and operating income exceeded previous projections, operating income was half of year-ago 1Q
- Demand for LSI sound chips for mobile phones continued to fall. Sales volumes came in at previous projections, but sales increased thanks to an improved product mix.
- Shipments of digital amplifiers increased for flat-panel TV and mobile phone applications.
- Sales and operating income from electronic metal products exceeded previous projections due to price changes accompanying increased material prices.

FY2008.3 Projections and Priority Policies

- Secure sales through shift to high added-value LSI sound chips for mobile phones
- Promote sales for amusement equipments (pachinko machine and et.), digital amplifiers, etc.
- Continue shipments of silicon microphone samples for mobile phone vendors
- Aim to secure operating income from electronic metal products by lowering manufacturing costs and increasing yields to counteract the impact of falling nickel prices. Prepare for business transfer on September 30.

(Billions of yen)

(Billions of yen)

*Impact on sales from transfer of electronic metal products business: ¥8.9 billion



13.6
14.4
12.9
Electronic metals
3.6
4.7
4.2
Semiconductors
10.0
9.7
8.7
1.3
0.5
-0.1
FY2007.3
FY2008.3
FY2008.3 (Previous projections)
Sales
Operating income
54.8
47.0
46.0
16.3
9.7
8.5
38.5
37.3
37.5
3.1
1.5
-1.0
FY2007.3
FY2008.3 (Current projections)
FY2008.3 (Previous projections)

Lifestyle-Related Products

1Q Overview

- First quarter sales fell short of previous projections, and an operating loss was stated.
- System kitchens continued to sell well, but unit prices are falling. System bathroom sales decreased year-on-year and against previous projections due to lower prices caused by intensified price competition.

(Billions of yen)



Other
System bathrooms
System kitchens
10.8
1.3
4.6
4.9
0
11.4
1.5
4.1
5.8
-0.1
11.9
1.5
4.5
5.9
0.2
FY2007.3
FY2008.3
FY2008.3 (Previous projections)

Sales

Operating income

FY2008.3 Projections and Priority Policies

- Aim for securing full-year sales and operating income on par with previous projections.
- Continue to launch differentiated products, centering on artificial marble and Sound Shower™ (audio function for bathroom), etc.
- Strengthen the remodeling business.
- Cut production costs by improving production processes and strengthening buying power.

(Billions of yen)



46.6
5.9
17.3
23.4
1.2
49.0
6.1
17.1
25.8
1.5
49.0
5.9
18.0
25.1
1.5
FY2007.3
FY2008.3 (Current projections)
FY2008.3 (Previous projections)

Recreation

YAMAHA

1Q Overview

- First quarter sales and operating income were below previous projections.
- In terms of specific facilities, revenue increased from Tsumagoi, but decreased from Kiroro and Haimurubushi.

(Billions of yen)



4.1
4.0
4.3
-0.4
-0.4
-0.2
FY2007.3
FY2008.3
FY2008.3 (Previous projections)

Sales

Operating income

FY2008.3 Projections and Priority Policies

- The transfer date for the four resort facilities was changed from the initially scheduled date of July 31 to October 1, so sales are forecast to be higher than previously projected. This will have a minor impact on operating income.
- We continue to aim to shrink losses by attracting visitors and streamlining expenses.

(Billions of yen)

*Impact on sales from business transfer of four facilities: ¥6.2 billion



17.8
11.5
10.0
-1.5
-0.8
-0.5
FY2007.3
FY2008.3 (Current projections)
FY2008.3 (Previous projections)

Others

YAMAHA

1Q Overview

- Sales and operating income increased year-on-year.
- In the metallic molds and components businesses, production of both magnesium and plastic parts increased. However, shipments of metallic molds and FA equipment declined.
- Automobile interior wood components turned profitable at operating income in the first quarter thanks to increased production and improved yields.
- Golf products continued to perform well in domestic and overseas markets.

(Billions of yen)



Metallic molds and components etc.
Golf products
Automobile interior wood components
6.2
3.1
0.9
2.2
-0.3
8.1
3.6
1.4
3.1
0.5
7.2
3.2
1.0
3.0
0.4
Sales
Operating income
FY2007.3
FY2008.3
FY2008.3 (Previous projections)

FY2008.3 Projections and Priority Policies

- Continue focusing on production cost reductions and yield improvements for automobile interior wood components, metallic molds and components.
- Prepare to smoothly launch production of the next lineup of automobile interior wood components.
- Continue to raise awareness of our golf products.

(Billions of yen)



32.4
15.9
3.9
12.6
0.8
31.0
15.0
4.2
11.8
1.5
29.0
13.5
3.8
11.7
1.5
FY2007.3
FY2008.3 (Current projections)
FY2008.3 (Previous projections)

First Quarter Non-operating Income (Loss) / Extraordinary Income (Loss)

YAMAHA

(Billions of yen)

	FY2007.3 1Q (Results)	FY2008.3 1Q (Results)	FY2008.3 1Q (Previous projections)
Non-operating Income (Loss)			
Equity method income	6.4	0	0
Net financial income	0.4	0.9	0.2
Other	- 0.9	- 0.7	- 1.0
Total	+ 5.9	+ 0.2	- 0.8
Extraordinary Income (Loss)			
Income from (loss on) disposal of fixed assets	0.1	-0.1	0
Other	0	27.9	27.8
Total	+ 0.1	+ 27.8	+ 27.8
Corporate Income Tax and Other Expenses			
Corporate income taxes, etc.	2.6	11.9	11.8
Minority interests in consolidated subsidiaries	0.1	0.2	0.2
Total	2.7	12.1	12.0

Dividend income 0.8 (FY2008.3 1Q Results, Other non-operating income)

Gain on sale of Yamaha Motor shares 27.8 (FY2008.3 1Q Results, Other extraordinary income)

Gain on sale of Yamaha Motor shares 27.8 (FY2008.3 1Q Previous projections, Other extraordinary income)

FY2008.3 (Full Year) Non-operating Income (Loss) /Extraordinary Income (Loss)

YAMAHA

(Billions of yen)

Non-operating Income (Loss)

	FY2007.3 (Results)	FY2008.3 (Current projections)	FY2008.3 (Previous projections)
Equity method income	17.8	0	0
Net financial income	0.1	2.4	1.6
Other	- 3.0	- 4.4	- 4.6
Total	+ 14.9	- 2.0	- 3.0

FY2008.3 (Current projections): Dividend income 2.7

FY2008.3 (Previous projections): Dividend income 2.5

Extraordinary Income (Loss)

	FY2007.3 (Results)	FY2008.3 (Current projections)	FY2008.3 (Previous projections)
Income from (loss on) disposal of fixed assets	- 1.1	- 0.8	- 0.7
Other	- 8.4	29.8	30.5
Total	- 9.5	+ 29.0	+ 29.8

FY2007.3 (Results):
- Impairment loss from resorts: -4.7
- Dissolution of overseas plants: -3.2
- Special retirement benefits: -0.7

FY2008.3 (Current projections): Gain on sale of Yamaha Motor shares 27.8

FY2008.3 (Previous projections): Gain on sale of Yamaha Motor shares 27.8

Corporate Income Tax and Other Expenses

	FY2007.3 (Results)	FY2008.3 (Current projections)	FY2008.3 (Previous projections)
Corporate income taxes, etc.	4.7	22.9	23.5
Minority interests in consolidated subsidiaries	0.5	0.6	0.8
Total	5.2	23.5	24.3

Inventories

YAMAHA

- Inventories at the end of the first quarter increased against previous projections; goods in process/materials increased.
  Discounting the impact of exchange rates, inventories of finished musical instruments are at close to proper levels; AV/IT inventories are slightly high.
  We will seek to meet previous projections for year-end inventories.

(Billions of yen)



End-1Q
Fiscal year-end
Goods in process/ materials
Other products
AV/IT
Musical instruments
84.5
28.6
4.4
10.3
41.2
91.4
32.8
3.2
11.3
44.1
84.0
28.7
4.5
9.1
41.7
82.2
28.6
3.9
9.1
40.6
73.3
23.8
3.4
8.8
37.3
74.6
23.3
4.3
8.5
38.5
FY2007.3 (end of 1Q)
FY2008.3 (end of 1Q)
FY2008.3 (Previous projections for end of 1Q)
FY2007.3
FY2008.3 (Current projections)
FY2008.3 (Previous projections)

Impact of exchange rates in 1Q
Year-on-year: +¥5.7 billion (musical instruments +¥3.8 billion, AV/IT +¥1.3 billion)
Versus previous projections: +¥5.4 billion (musical instruments +¥3.5 billion, AV/IT +¥1.2 billion)

Capital Expenditure/Depreciation/R&D Expenses

YAMAHA

(Billions of yen)

Capital Expenditure/Depreciation



Others
Electronic equipment & metal products
AV/IT
Musical instruments
6.8
0.9
0.9
0.3
4.7
(4.8)
6.5
0.9
0.6
0.6
4.4
(5.6)
22.9
4.4
5.5
1.1
11.9
(18.9)
25.2
4.5
4.4
1.5
14.8
(20.0)
26.0
3.7
2.6
2.3
17.4
(22.1)
FY2007.3 (1Q)
FY2008.3 (1Q)
FY2006.3
FY2007.3
FY2008.3 (Projections)

R&D Expenses



Others
Electronic equipment & metal products
AV/IT
Musical instruments
5.8
0.6
1.2
1.2
2.8
6.1
0.5
1.3
1.3
3.0
24.1
2.5
5.3
4.9
11.4
24.2
2.5
5.4
4.9
11.4
24.5
2.5
5.0
4.7
12.3
FY2007.3 (1Q)
FY2008.3 (1Q)
FY2006.3
FY2007.3
FY2008.3 (Projections)

Balance Sheet Summary (Projection)

YAMAHA

(Billions of yen)

	As of June 30, 2006	As of March 31, 2007	As of June 30, 2007	As of March 31, 2008
Cash and bank deposits	29.4	46.7	92.2	106.3
Accounts and notes receivable	70.4	76.6	76.9	73.2
Inventories	84.5	82.2	91.4	73.3
Other current assets	26.4	25.5	30.9	26.6
Fixed assets	316.5	328.0	366.1	357.5
Total assets	527.2	559.0	657.5	636.9
Accounts and notes payable	42.2	43.2	46.3	37.0
Short- and long-term borrowings	30.1	25.6	30.7	20.8
Resort deposits	27.2	26.7	18.7	17.1
Other liabilities	99.8	112.1	157.8	162.7
Total net assets	327.9	351.4	404.0	399.3
Total liabilities and net assets	527.2	559.0	657.5	636.9

Sale of Yamaha Motor Shares

YAMAHA

- Increase in the market value of Yamaha Motor shares held by Yamaha
- Increasing impact of Yamaha Motor financial results on Yamaha's consolidated results in the form of equity method income or loss.

↓

- Yamaha removes Yamaha Motor from the scope of consolidation through the equity method by selling 7.8% of its total shares outstanding.
- Both companies will work to build a long-term and stable capital relationship under their shared "Yamaha" brand to further increase the corporate value and enhance the value of the brand. Specifically, Yamaha will hold 14.9% of Yamaha Motor shares and Yamaha Motor will hold 5% of Yamaha shares.
- Proceeds from the sale will be used to invest in the growth of "The Sound Company" business domain, and returned to shareholders.

Return to Shareholders

YAMAHA

- Based on a stable and ongoing dividend, Yamaha will strive to further return the profits to shareholders, targeting a consolidated payout ratio of 40%.
- Starting from FY2008.3, a special dividend totaling ¥12.0 billion will be paid out over three years (20 yen per share each year) and a share buyback worth ¥18.0 billion in aggregate will be conducted.



10
15
20
20
22.5
50
11.6
21.1
Per-share dividend
(Yen)
Consolidated payout ratio
(%)
Ordinary dividend
FY2003.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3
(Projection)

Appendix

Yamaha Musical Instrument and Professional Audio Equipment Sales in the Japanese Market

YAMAHA

First quarter sales were nearly on par with the first quarter of the previous year. Regarding piano sales, while orders of grand pianos have been solid thanks to the effects of new products, upright piano sales struggles. Electone™ sales continue to decrease.



Figures in parentheses are year-on-year comparisons
(Billions of yen)
150
100
50
0
38.5 (96%)
39.7 (103%)
37.8 (95%)
37.7 (100%)
37.2 (99%)
134.4 (96%)
140.2 (104%)
136.8 (98%)
136.5 (100%)
133.2 (98%)
17.6
18.1 (103%)
51.7 (92%)
56.9 (110%)
50.8 (98%)
Music schools, etc.
Yamaha musical instruments
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3
(Projections)
First Quarter Results
Full Year

Yamaha Musical Instrument and Professional Audio Equipment Sales in the U.S. Market

YAMAHA

Last year's downturn in demand caused by housing start stagnation and other factors has ended and the piano market is recovering. Going forward, sales of new electronic piano and synthesizer products are expected to increase and a strong performance is expected from commercial audio equipments.



Wholesale figures
(Millions of US dollars)
600
500
400
300
200
100
0
96
(94%)
98
(102%)
102
(104%)
101
(99%)
105
(104%)
532
(106%)
551
(103%)
570
(103%)
545
(96%)
581
(107%)
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3
(Projections)
First Quarter Results
Full Year

Yamaha Musical Instrument and Professional Audio Equipment Sales in the German Market

Piano shipments made progress on the back of strong orders for new products, but dealer stock has temporarily increased. Audio equipments for facilities continue to perform well. Performance from the second quarter onward is expected to be even with the previous year owing to sales promotions for new electronic musical instrument products.



Wholesale figures
(Millions of euro)
150
100
50
0
25
(103%)
23
(96%)
21
(91%)
22
(103%)
22
(98%)
101
(96%)
94
(93%)
95
(101%)
99
(104%)
100
(101%)
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3
(Projections)
First Quarter Results
Full Year

Yamaha Musical Instrument and Professional Audio Equipment Sales in the Chinese Market

YAMAHA

Piano sales remain strong on the back of sales growth of Hangzhou-made pianos and deliveries of high-priced Japan-made products to schools. Bidding opportunities are also increasing for instruments other than pianos like wind instruments and electronic keyboards thanks to increased education budgets at schools in rural areas.



Wholesale figures
(Millions of Chinese yuan)
800
600
400
200
0
75
(83%)
126
137
(109%)
153
(112%)
172
(112%)
460
(89%)
550
(120%)
599
(109%)
683
(115%)
807
(118%)
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3
(Projections)
First Quarter Results
Full Year

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to Yamaha and the Yamaha Group. Forecasts are, therefore, subject to risks and uncertainties. Accordingly, actual performance may differ greatly from our predictions depending on changes in our operating and economic conditions, demand trends and the value of key currencies, such as the U.S. dollar and the euro.

END